SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare of Puerto Rico
Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Index
December 31, 2008 and 2007

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Baxter Healthcare of Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
June 26, 2009

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments
Cash and cash equivalents	$1,192,562	$491,679
Common stock (including securities on loan of $222,187 in 2008 and $744,833 in 2007)	8,360,547	10,725,486
U.S. government and government agency issues (including securities on loan of $16,563 in 2008 and $64,759 in 2007)	190,754	291,918
Corporate and other obligations (including securities on loan of $31,222 in 2008 and $152,247 in 2007)	502,407	863,811
Commingled funds	5,105,055	10,295,256
Registered investment companies	80,293	—
Participant loans	3,806,521	3,287,051
Synthetic guaranteed investment contracts (including securities on loan of $1,705,032 in 2008 and $1,390,876 in 2007)	13,551,910	10,106,586
Collateral held on loaned securities	1,872,925	2,304,866

Total investments at fair value	34,662,974	38,366,653

Receivables
Sponsor contribution	65,318	—
Accrued interest and dividends	46,349	46,699
Due from brokers for securities sold	478	10,579

	112,145	57,278

Total assets	34,775,119	38,423,931

Liabilities
Accounts payable	74,255	138,034
Due to brokers for securities purchased	6,156	21,976
Collateral to be paid on loaned securities	2,028,951	2,304,866

Total liabilities	2,109,362	2,464,876

Net assets available for benefits, at fair value	32,665,757	35,959,055
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(534,566)	(197,888)

Net assets available for benefits	$32,131,191	$35,761,167

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to
Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(5,928,468)	$2,228,951
Interest and dividends	1,103,788	783,898
Participant loan interest	274,112	192,447

Net investment (loss) income	(4,550,568)	3,205,296

Contributions
Sponsor	1,392,707	1,327,573
Participant	2,737,572	2,742,933

	4,130,279	4,070,506

Net additions	(420,289)	7,275,802

Deductions from net assets attributed to
Benefits paid	2,751,320	10,285,273
Plan expenses	458,367	510,584

Total deductions	3,209,687	10,795,857

Net decrease	(3,629,976)	(3,520,055)
Net assets available for benefits
Beginning of year	35,761,167	39,281,222

End of year	$32,131,191	$35,761,167

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	General Description of the Plan

The following brief description of Baxter Healthcare of Puerto Rico Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement and summary plan description for more complete information.

General
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare S.A. (Puerto Rico Branch), and Baxter Sales and Distribution Corporation (collectively, the “Sponsor” or the “Company”), subsidiaries of Baxter International Inc. (“Baxter”) as of the first day of the month following the completion of thirty days of employment. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On February 28, 2007, Baxter divested substantially all of the assets and liabilities of its Transfusion Therapies (TT) business to an affiliate of TPG Capital, L.P. Approximately 30% of the Plan participants were employed by TT and as any other participant of the Plan would be able to do, these participants have the option to roll over their account to another plan or leave their account in the Plan.

Contributions
Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. The Company may make additional discretionary contributions in such amounts as the Company may determine.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net income of the Plan is posted to the participant’s accounts on a daily basis.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20
2	40
3	60
4	80
5 or more	100
Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The Company’s additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future Company contributions.
Participant Loans
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.
Investment Options
Upon enrollment in the Plan, a participant may direct contributions into various investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund and ten different Target Retirement Funds. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.
Payments of Benefits
Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. On termination of service due to retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Reclassifications Certain previously reported amounts have been reclassified to conform with the current year presentation.

New Accounting Standard
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157), which clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 does not expand the use of fair value to any new circumstances, and must be applied on a prospective basis except in certain cases. The standard also requires expanded financial statement disclosures about fair value measurements, including disclosure of the methods used and the effect on earnings. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. Refer to Note 4 for disclosures related to SFAS No. 157.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Valuation of Investments and Collateral
The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	Value based on cost which approximates fair value

Common stock	Value based on closing prices on the valuation date in an active market on national and international securities exchanges

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models

Commingled funds	Value based on net asset value per unit of the underlying funds

Registered investment companies	Value based on the last reported sale price from a national security exchange on the valuation date

Participant loans	Value based on outstanding principal balance plus accrued interest, which approximates fair value

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities on the valuation date plus the fair value of wrapper contracts which is calculated using a replacement cost approach

Collateral held on loaned securities	Value based upon the net asset value per unit of the fund where the collaterial is invested

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date.
Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Synthetic Guaranteed Investment Contracts
The Plan holds synthetic guaranteed investment contracts (“GICs”) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets underlying the synthetic GICs primarily includes U.S. government and government agency issues, corporate and other obligations, and registered investment companies.
The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were $30,386 and zero at December 31, 2008 and 2007, respectively.
Fully benefit-responsive synthetic GICs are valued at contract value, rather than fair value, for determining the net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $13,017,344 and $9,908,698 at December 31, 2008 and 2007, respectively.
The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately (0.18)% and 6.37% at December 31, 2008 and 2007, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 4.82% and 4.91%, respectively, for the years ended December 31, 2008 and 2007. The credit rating for Aegon Institutional Markets was AA at both December 31, 2008 and 2007 and the credit ratings for Bank of America N.A. were AA- and AA at December 31, 2008 and 2007, respectively.
Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies or as the result of legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.
The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.
Payment of Benefits
Benefits are recorded when paid.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.
Other
Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.
Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values. Recently, global financial markets have been volatile and, in some cases, have significantly declined.
Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
3.	Administration of the Plan

Banco Popular de Puerto Rico (the “Trustee”) and State Street Bank and Trust Company (the “Custodian”) serve as trustee and custodian, respectively, for the Plan. ING Institutional Plan Services, LLC (formerly known as Citistreet LLC) serves as recordkeeper for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

4.	Fair Value Measurements

The fair value hierarchy under SFAS No. 157 consists of the following three levels:
•	Level 1 — Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company’s management about the assumptions market participants would use in pricing the asset or liability.
The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$1,192,562	$—	$1,192,562	$—
Common stock	8,360,547	8,360,547	—	—
U.S. government and government agency issues	190,754	—	190,754	—
Corporate and other obligations	502,407	—	502,407	—
Commingled funds	5,105,055	—	5,105,055	—
Registered investment companies	80,293	80,293	—	—
Participant loans	3,806,521	—	—	3,806,521
Synthetic guaranteed investment contracts	13,551,910	878,625	12,642,899	30,386
Collateral held on loaned securities	1,872,925	—	1,872,925	—

Total assets	$34,662,974	$9,319,465	$21,506,602	$3,836,907

Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Liability
Collateral to be paid on loaned securities	$2,028,951	$290,411	$1,738,540	$—

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments for the year ended December 31, 2008.

		Synthetic
		Guaranteed
	Participant	Investment
	Loans	Contracts

Beginning balance	$3,287,051	$—
Unrealized gains (losses)	—	30,386
Purchases, sales, issuances and settlements (net)	519,470	—

Ending balance	$3,806,521	$30,386

5.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits at December 31.

	2008	2007

Baxter Common Stock, 120,433 shares and 122,759 shares at December 31, 2008 and 2007, respectively	$6,454,029	$7,126,186
S&P 500 Flagship Fund	2,862,574	5,438,382
International EAFE Equity Index Fund	*	3,136,743
State Street Bank Short-Term Investment Fund	1,666,021	*
Quality D Short-Term Investment Fund (Collateral held on loaned securities)	1,872,925	2,304,866

* Does not meet 5% threshold

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Investments as of December 31, 2008 and 2007 are segregated into various investment fund options as follows:

	2008	2007

Cash (available for investment)	$129,006	$92,134
Stable Income Fund	14,404,857	10,345,080
Baxter Common Stock Fund	6,587,031	7,237,639
Composite Fund	1,360,505	2,230,659
General Equity Fund	1,266,877	2,531,943
S&P 500 Flagship Fund	2,867,205	5,438,382
International EAFE Equity Index Fund	1,396,409	3,136,743
Edwards Lifesciences Common Stock Fund	45,273	42,025
Small Cap Fund	846,072	1,720,131
Target retirement funds	80,293	—
Participant Loans	3,806,521	3,287,051
Collateral held on loaned securities	1,872,925	2,304,866

Total investments at fair value	34,662,974	38,366,653

Adjustment from fair value to contract value for Stable Income Fund	(534,566)	(197,888)

Total investments	$34,128,408	$38,168,765

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value as follows:

	2008	2007

Baxter common stock	$(581,293)	$1,315,185
Other common stock	(1,557,508)	117,557
U.S. government and government agency issues	4,641	7,003
Corporate and other obligations	(148,133)	(8,589)
Commingled funds	(3,466,969)	797,795
Registered investment companies	(23,180)	—
Collateral held on loaned securities	(156,026)	—

	$(5,928,468)	$2,228,951

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the “Borrowers”). The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the original amount received is reflected as a liability.

As of December 31, 2008 and 2007, the Plan had securities on loan with a market value of $1,975,004 and $2,352,715, respectively, with cash collateral received of $2,028,951 and $2,304,866, respectively. Cash collateral was invested in a short-term commingled investment fund (Quality D Short-Term Investment Fund) as of December 31, 2008 and 2007. While as of December 31, 2008 this fund was transacting on a dollar-for-dollar basis, the net asset value of the fund’s underlying securities was $0.9231 per unit. Accordingly, the fair value of the cash collateral held is $1,872,925. The decrease of $156,026 from the cash collateral received of $2,028,951 to the fair value of the cash collateral of $1,872,925 is reflected in the 2008 Statement of Changes in Net Assets Available for Benefits. At December 31, 2007, the fund’s net asset value approximated $1 per unit.

Non-cash collateral of $105,359 received for securities on loan at December 31, 2007 consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan. The Plan did not hold any non-cash collateral at December 31, 2008. Non-cash collateral is not included with the collateral balance on the 2007 Statement of Net Assets Available for Benefits because it cannot be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $21,335 and $9,690 for 2008 and 2007, respectively. Securities lending income is classified as interest income in the Statement of Changes in Net Assets Available for Benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

8.	Tax Status of the Plan

The Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 1, 2003, from the Internal Revenue Service (“IRS”) stating that the Plan is in compliance with IRS regulations. The Plan has been amended since receiving the determination letter. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Related Parties

At December 31, 2008 and 2007, the Plan held shares of common stock and bonds of Baxter, the Plan sponsor’s parent, units of participation in certain commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian, loans with participants, shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts, interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts, and units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

SUPPLEMENTAL SCHEDULES

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

Identity of Issue		Description of Investment	Cost**	Current Value
Cash and Cash Equivalents:

*	STATE STREET BANK + TRUST CO	Short-Term Investment Fund	—	1,192,562

				$1,192,562

Common Stock:

	ABBOTT LABS	Common Stock	36,270	35,724
	ABBOTT LABS	Common Stock	7,574	8,024
	ACTIVISION BLIZZARD INC	Common Stock	17,524	11,907
	AES CORP	Common Stock	13,542	6,902
	AETNA INC	Common Stock	8,443	8,569
	AFLAC INC	Common Stock	10,934	11,540
	AIR PRODS + CHEMS INC	Common Stock	7,370	5,758
	ALCON INC	Common Stock	23,381	20,751
	ALLSTATE CORP	Common Stock	14,779	10,866
	ALTRIA GROUP INC	Common Stock	11,377	11,410
	AMERICAN INTL GROUP INC	Common Stock	52,099	1,330
	AMGEN INC	Common Stock	4,741	5,306
	AON CORP	Common Stock	6,188	7,194
	APACHE CORP	Common Stock	23,081	14,139
	APOLLO GROUP INC	Common Stock	4,230	4,297
	APPLE INC	Common Stock	60,622	50,067
	AT+T INC	Common Stock	44,791	30,434
	AUTOLIV	Common Stock	7,566	2,791
*	BANK AMER CORP	Common Stock	30,615	11,760
*	BAXTER INTL INC	Common Stock	—	6,454,029
	BECTON DICKINSON + CO	Common Stock	18,256	14,851
	BERKSHIRE HATHAWAY INC DEL	Common Stock	14,101	11,526
	BLACK + DECKER CORPORATION	Common Stock	11,208	5,737
	BOSTON SCIENTIFIC CORP	Common Stock	21,865	11,156
	BP PLC	Common Stock	16,296	11,934
	BRISTOL MYERS SQUIBB CO	Common Stock	4,415	5,187
	BUNGE LIMITED	Common Stock	3,689	4,818
	CAMERON INTL CORP	Common Stock	10,333	9,979
	CARDINAL HEALTH INC	Common Stock	13,441	9,377
	CARDINAL HEALTH INC	Common Stock	16,820	9,994
	CATERPILLAR INC	Common Stock	5,572	5,703
	CATERPILLAR INC	Common Stock	4,994	2,931
	CBS CORP NEW	Common Stock	17,422	5,580
	CELGENE CORP	Common Stock	36,353	33,044
	CHEVRON CORP	Common Stock	13,807	19,328
	CHUBB CORP	Common Stock	6,301	6,815
	CIGNA CORP	Common Stock	7,426	4,704
	CISCO SYS INC	Common Stock	41,950	27,791
	CITIGROUP INC	Common Stock	39,585	8,302
	CME GROUP INC	Common Stock	50,138	26,072
	COCA COLA CO	Common Stock	10,688	8,426
	COCA COLA CO	Common Stock	5,804	5,833
	COLGATE PALMOLIVE CO	Common Stock	28,409	27,682
	COMCAST CORP NEW	Common Stock	11,495	8,842

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

CONOCOPHILLIPS	Common Stock	22,616	21,323
CORNING INC	Common Stock	3,251	3,775
COSTCO WHSL CORP NEW	Common Stock	18,734	18,980
CREDIT SUISSE GROUP	Common Stock	15,509	8,295
DEUTSCHE BANK AG	Common Stock	18,013	6,020
DEVON ENERGY CORPORATION NEW	Common Stock	10,274	7,291
DEVON ENERGY CORPORATION NEW	Common Stock	7,529	7,370
DISNEY WALT CO	Common Stock	15,768	13,942
DR PEPPER SNAPPLE GROUP INC	Common Stock	9,177	7,135
DUKE ENERGY HLDG CORP	Common Stock	8,049	7,611
EASTMAN CHEM CO	Common Stock	5,157	4,237
EDWARDS LIFESCIENCES CORP	Common Stock	—	44,551
EL PASO CORP	Common Stock	13,276	7,530
EMERSON ELEC CO	Common Stock	19,680	20,137
EOG RESOURCES INC	Common Stock	13,724	11,598
ERICSSON L M TEL CO	Common Stock	7,488	7,744
EXELON CORP	Common Stock	7,139	8,095
EXXON MOBIL CORP	Common Stock	16,642	21,145
FIDELITY NATL FINL INC	Common Stock	5,814	3,891
FIFTH THIRD BANCORP	Common Stock	4,136	4,129
FLEXTRONICS INTERNATIONAL LTD	Common Stock	20,371	5,122
FLUOR CORP NEW	Common Stock	2,214	1,927
FRANKLIN RES INC	Common Stock	13,727	11,966
GANNETT INC	Common Stock	10,689	2,892
GENENTECH INC	Common Stock	47,888	50,352
GENERAL ELEC CO	Common Stock	11,544	5,760
GENERAL MLS INC	Common Stock	8,403	7,973
GENWORTH FINL INC	Common Stock	18,045	1,587
GILEAD SCIENCES INC	Common Stock	47,020	71,146
GOLDMAN SACHS GROUP INC	Common Stock	12,328	13,447
GOLDMAN SACHS GROUP INC	Common Stock	13,457	8,760
GOOGLE INC	Common Stock	91,851	69,743
HARTFORD FINANCIAL SVCS GRP	Common Stock	17,990	4,447
HEWLETT PACKARD CO	Common Stock	84,932	72,266
HOME DEPOT INC	Common Stock	2,741	3,214
HONEYWELL INTL INC	Common Stock	4,443	4,700
INTUIT	Common Stock	4,694	4,996
J C PENNEY INC	Common Stock	13,201	8,297
JACOBS ENGR GROUP INC	Common Stock	6,722	6,198
JPMORGAN CHASE + CO	Common Stock	23,939	21,669
JPMORGAN CHASE + CO	Common Stock	24,036	18,960
JUNIPER NETWORKS INC	Common Stock	11,181	10,947
KB HOME	Common Stock	9,855	3,299
KIMBERLY CLARK CORP	Common Stock	9,264	7,551
KOHLS CORP	Common Stock	8,808	9,977
KROGER CO	Common Stock	14,204	14,054
LIMITED BRANDS INC	Common Stock	333	359
LOCKHEED MARTIN CORP	Common Stock	22,512	17,857
LOWES COS INC	Common Stock	2,630	3,158
MACYS INC	Common Stock	20,431	5,026
MARATHON OIL CORP	Common Stock	9,005	6,235
MARSH + MCLENNAN COS INC	Common Stock	9,519	8,687
MCDONALDS CORP	Common Stock	38,498	39,549
MCKESSON CORP	Common Stock	2,820	1,941
MCKESSON CORP	Common Stock	2,685	2,865
MEDCO HEALTH SOLUTIONS INC	Common Stock	23,221	22,502

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

MERCK + CO INC	Common Stock	24,964	21,037
METLIFE INC	Common Stock	12,959	14,516
MOLSON COORS BREWING CO	Common Stock	9,560	11,032
MONSANTO CO NEW	Common Stock	39,665	32,832
MORGAN STANLEY	Common Stock	29,257	7,904
MOTOROLA INC	Common Stock	8,650	6,348
NEWMONT MNG CORP	Common Stock	5,201	4,808
NEWS CORP	Common Stock	2,590	2,885
NOKIA CORP	Common Stock	3,687	3,890
NORTEL NETWORKS CORP NEW	Common Stock	—	5
NOVARTIS AG	Common Stock	6,569	6,946
NVIDIA CORP	Common Stock	6,911	5,132
PEPSICO INC	Common Stock	28,426	23,591
PFIZER INC	Common Stock	37,184	26,265
PFIZER INC	Common Stock	14,674	11,263
PHILIP MORRIS INTL ORD SHR	Common Stock	13,808	12,355
PHILIP MORRIS INTL ORD SHR	Common Stock	6,826	13,497
PROCTER AND GAMBLE CO	Common Stock	23,241	21,685
PROGRESSIVE CORP OHIO	Common Stock	6,223	6,715
QUALCOMM INC	Common Stock	41,028	34,072
ROYAL DUTCH SHELL PLC	Common Stock	19,342	12,696
ROYAL DUTCH SHELL PLC	Common Stock	10,947	8,401
RRI ENERGY INC	Common Stock	4,689	2,421
SCHERING PLOUGH CORP	Common Stock	8,373	7,335
SCHLUMBERGER LTD	Common Stock	49,607	29,015
SCHLUMBERGER LTD	Common Stock	5,831	5,758
SCHWAB CHARLES CORP	Common Stock	10,646	9,319
SOUTHWEST AIRLS CO	Common Stock	7,007	5,153
SPECTRA ENERGY CORP	Common Stock	12,317	8,451
SPRINT NEXTEL CORP	Common Stock	31,339	4,845
SUPERVALU INC	Common Stock	6,095	2,352
SYMANTEC CORP	Common Stock	10,654	8,340
TEVA PHARMACEUTICAL INDS LTD	Common Stock	47,509	47,821
TEXAS INSTRS INC	Common Stock	16,760	9,185
TIME WARNER CABLE INC	Common Stock	6,100	6,245
TIME WARNER INC NEW	Common Stock	17,006	12,111
TIME WARNER INC NEW	Common Stock	15,660	10,479
TJX COS INC NEW	Common Stock	3,766	3,927
TOYOTA MTR CO	Common Stock	3,501	2,342
TRAVELERS COS INC	Common Stock	11,512	11,757
TYCO INTERNATIONAL LTD BERMUDA	Common Stock	8,698	3,653
TYSON FOODS INC (DEL)	Common Stock	2,855	1,693
UNILEVER N V	Common Stock	7,742	6,415
UNION PAC CORP	Common Stock	2,456	1,854
UNUM GROUP	Common Stock	5,034	5,038
VERIZON COMMUNICATIONS	Common Stock	6,869	6,593
VISA INC	Common Stock	4,331	4,255
VODAFONE GROUP PLC NEW	Common Stock	4,830	3,268
WAL MART STORES INC	Common Stock	40,691	40,968
WASHINGTON POST CO	Common Stock	16,341	8,432
WESTERN DIGITAL CORP	Common Stock	14,380	5,560
WYETH	Common Stock	6,528	5,773
XL CAPITAL LTD	Common Stock	15,259	1,218
XTO ENERGY INC	Common Stock	8,829	8,458

Common Stock			$8,360,547

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

U.S Government and Government Agency Issues:

FED HM LN PC POOL A37176	5% 01 SEP 2035	11,554	11,988
FED HM LN PC POOL A46049	5% 01 JUL 2035	10,442	11,165
FED HM LN PC POOL C48827	6% 01 MAR 2031	324	339
FED HM LN PC POOL G01843	6% 01 JUN 2035	12,100	12,208
FED HM LN PC POOL G12334	5% 01 SEP 2021	16,026	16,877
FEDERAL HOME LN MTG	5% 15 JAN 2030	3,340	3,480
FEDERAL HOME LN MTG CORP	5% 15 DEC 2023	853	880
FEDERAL HOME LN MTG CORP	5% 15 MAR 2019	2,868	2,992
FEDERAL HOME LN MTG CORP	5% 15 SEP 2018	1,433	1,480
FNMA POOL 256398	6% 01 SEP 2021	1,677	1,730
FNMA POOL 323887	6% 01 DEC 2013	1,146	1,165
FNMA POOL 581043	6% 01 MAY 2016	532	547
FNMA POOL 615005	6% 01 DEC 2016	893	915
FNMA POOL 694448	5.5% 01 APR 2033	9,520	9,692
FNMA POOL 725690	6% 01 AUG 2034	6,178	6,220
FNMA POOL 745418	5.5% 01 APR 2036	24,865	25,268
FNMA POOL 745515	5% 01 MAY 2036	8,611	9,201
FNMA POOL 748115	6% 01 OCT 2033	2,011	2,023
FNMA POOL 815316	5.5% 01 MAY 2035	9,203	9,354
FNMA POOL 821890	5% 01 JUN 2035	5,745	6,132
FNMA POOL 822979	5.5% 01 APR 2035	9,338	9,494
FNMA POOL 885504	6% 01 JUN 2021	3,411	3,533
FNMA POOL 888102	5.5% 01 MAY 2036	614	626
FNMA POOL 888129	5.5% 01 FEB 2037	3,364	3,448
FNMA POOL 888131	5.5% 01 FEB 2037	6,263	6,415
FNMA POOL 898832	5.5% 01 NOV 2036	7,332	7,680
FNMA POOL 902793	6.5% 01 NOV 2036	7,709	7,860
UNITED STATES TREAS NTS	3.125% 31 AUG 2013	2,485	2,669
US TREASURY SECURITY	2.625% 15 JUL 2017	16,260	15,373

	U.S Government and Government Agency Issues		$190,754

Corporate and Other Obligations:

ABU DHABI NATL ENERGY CO PJSC	7.25% 01 AUG 2018	4,049	3,481
AES CORP	8% 15 OCT 2017	2,155	1,767
AES CORP	7.75% 15 OCT 2015	1,901	1,597
AGILENT TECHNOLOGIES INC	6.5% 01 NOV 2017	5,870	4,051
ALBERTSONS INC	6.625% 01 JUN 2028	258	168
ALLTEL CORP	7.875% 01 JUL 2032	3,656	4,078
ALTERNATIVE LN TR	6.5% 25 JUN 2036	8,339	4,080
ALTRIA GROUP INC	9.95% 10 NOV 2038	5,572	6,210
AMERICAN GEN FIN CORP	6.9% 15 DEC 2017	15,290	7,185
AMERICAN GEN FIN CORP MTN	6.5% 15 SEP 2017	1,605	835
ANHEUSER BUSCH COS INC	6.5% 01 MAY 2042	140	157
ANHEUSER BUSCH COS INC	4.95% 15 JAN 2014	218	233
ANHEUSER BUSCH COS INC	6.45% 01 SEP 2037	488	571
APACHE CORP	6% 15 JAN 2037	180	246
AT+T CORP	6.5% 15 MAR 2029	254	246
BA CR CARD TR	0.85125% 15 JAN 2016	854	364
BA CR CARD TR	0.74125% 15 JUN 2014	1,071	672
* BANK CORP AMER	4.75% 15 AUG 2013	2,704	2,539
BANK ONE ISSUANCE TR	4.77% 16 FEB 2016	1,150	648
BEAR STEARNS COS INC	5.3% 30 OCT 2015	7,064	7,011
BEAR STEARNS COS INC MED TERM	6.95% 10 AUG 2012	3,163	3,225
BELL CANADA	6.1% 16 MAR 2035	1,771	1,332
BELL CDA	7.3% 23 FEB 2032	1,162	831
BELL CDA MEDIUM TERM NTS CDS	6.55% 01 MAY 2029	841	618

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

CAPITAL ONE MULTI ASS EXE TR	0.49125% 20 JUN 2012	1,232	729
CAPITAL ONE MULTI ASSET EXECUT	0.53125% 15 SEP 2015	3,137	2,946
CD	5.322% 11 DEC 2049	7,005	4,786
CD MTG TR	5.617% 15 OCT 2048	12,673	9,994
CHESAPEAKE ENERGY CORP	6.5% 15 AUG 2017	179	145
CIT EQUIP COLL	6.59% 22 DEC 2014	4,245	4,005
CIT GROUP INC	4.75% 15 DEC 2010	820	837
CIT GROUP INC MT SR NTS 1 CH	5.8% 01 OCT 2036	716	678
CIT GROUP INC NEW	5% 13 FEB 2014	104	92
CIT GROUP INC NEW	5.125% 30 SEP 2014	113	100
CIT GROUP INC NEW	5.6% 27 APR 2011	1,174	1,017
CIT GROUP INC NEW	5.85% 15 SEP 2016	377	277
CIT GROUP INC NEW	5% 01 FEB 2015	296	259
CIT GROUP INC NEW	5.4% 30 JAN 2016	144	124
CIT GROUP INC NEW	5.4% 13 FEB 2012	53	51
CIT GROUP INC NEW	12% 18 DEC 2018	9,442	7,270
CIT GROUP INC REORGANIZED	5.65% 13 FEB 2017	559	458
CIT GROUP INC REORGANIZED AS	7.625% 30 NOV 2012	3,299	2,814
CITIBANK CR CARD ISSUANCE TR	1% 20 JUN 2014	7,701	5,162
CITIGROUP	5.205% 11 DEC 2049	4,331	3,260
CITIGROUP INC	5% 15 SEP 2014	7,149	6,521
CITIZENS COMMUNICATIONS CO	7.875% 15 JAN 2027	3,675	2,132
COLORADO INTST GAS CO	5.95% 15 MAR 2015	247	222
COLORADO INTST GAS CO	6.8% 15 NOV 2015	196	164
COLUMBIA / HCA HEALTHCARE CORP	7.58% 15 SEP 2025	97	59
COLUMBIA HEALTHCARE CORP	7.5% 15 DEC 2023	245	149
COLUMBIA/HCA HEALTHCARE CORP	7.69% 15 JUN 2025	440	268
COMCAST CORP NEW	5.65% 15 JUN 2035	981	1,003
COMCAST CORP NEW	6.45% 15 MAR 2037	1,164	1,198
COMCAST CORP NEW	6.4% 15 MAY 2038	2,217	2,402
COMCAST CORP NEW	6.95% 15 AUG 2037	11,698	12,295
CORNING INC	6.85% 01 MAR 2029	197	147
CORNING INC	7.25% 15 AUG 2036	760	613
COVIDIEN INTL FIN S A	6% 15 OCT 2017	4,205	4,151
CREDIT SUISSE N Y	6% 15 FEB 2018	5,305	4,888
CSC HLDGS INC	7.875% 15 FEB 2018	1,947	1,542
CSC HLDGS INC	7.625% 01 APR 2011	1,092	1,015
D R HORTON INC	5.25% 15 FEB 2015	162	120
DELHAIZE GROUP SA	6.5% 15 JUN 2017	5,058	4,603
DELTA AIR LINES INC	6.821% 10 AUG 2022	3,414	2,031
DISCOVER CARD	0.50125% 16 APR 2012	3,368	2,843
DISCOVER CARD EXECUTION NT TR	3.14% 15 JUN 2015	7,758	6,225
DUKE ENERGY CO	6.25% 15 JAN 2012	403	394
DYNEGY HOLDINGS INC	7.75% 01 JUN 2019	483	350
EMBARQ CORP	7.995% 01 JUN 2036	12,462	8,248
ENEL FIN INTL S A	6.25% 15 SEP 2017	5,477	4,634
ENEL FIN INTL S A	6.8% 15 SEP 2037	2,285	2,335
EQUIFAX INC	7% 01 JUL 2037	2,465	1,546
ERAC USA FIN CO	6.375% 15 OCT 2017	9,428	6,597
ERAC USA FIN CO	7% 15 OCT 2037	106	70
EUROFIMA	11% 05 FEB 2010	1,885	1,172
EUROPEAN INVESTMENT BANK	0% 24 APR 2013	2,258	1,853
FORD MTR CO DEL	6.5% 01 AUG 2018	50	15
FORD MTR CO DEL	6.625% 01 OCT 2028	189	56
FORD MTR CO DEL	7.45% 16 JUL 2031	5,527	1,969
FORD MTR CR CO	7.25% 25 OCT 2011	3,895	3,009
FORD MTR CR CO	7% 01 OCT 2013	3,882	2,977
FORD MTR CR CO	8% 15 DEC 2016	1,697	1,114

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

GEN ELEC CP CORP	3.485% 08 MAR 2012	9,977	9,563
GENERAL ELEC CAP CORP	2.96% 18 MAY 2012	2,497	2,658
GENERAL MTRS ACCEP CORP	7.25% 02 MAR 2011	493	485
GENERAL MTRS ACCEP CORP	6.875% 15 SEP 2011	1,015	923
GENERAL MTRS ACCEP CORP	8% 01 NOV 2031	280	185
GENERAL MTRS ACCEP CORP	6.875% 28 AUG 2012	1,336	1,115
GENERAL MTRS ACCEP CORP	6.75% 01 DEC 2014	3,127	2,426
GEORGIA PAC CORP	7.375% 01 DEC 2025	1,382	973
GEORGIA PAC CORP	7.25% 01 JUN 2028	2,124	1,430
GEORGIA PAC CORP	7.75% 15 NOV 2029	3,389	2,276
GEORGIA PAC CORP	8.875% 15 MAY 2031	68	44
GEORGIA PAC CORP	8% 15 JAN 2024	128	86
GMAC LLC	6% 15 DEC 2011	3,466	3,065
GMAC LLC	6.625% 15 MAY 2012	2,136	1,856
GOLDMAN SACHS GROUP	5.95% 18 JAN 2018	5,695	5,408
GOLDMAN SACHS GROUP INC	6.125% 15 FEB 2033	281	347
GOLDMAN SACHS GROUP INC	4.75% 15 JUL 2013	367	342
GOLDMAN SACHS GROUP INC	5.125% 15 JAN 2015	3,477	3,256
GOLDMAN SACHS GROUP INC	5.625% 15 JAN 2017	3,830	3,430
GOLDMAN SACHS GROUP INC	6.75% 01 OCT 2037	4,276	4,064
GOLDMAN SACHS GROUP INC	5.15% 15 JAN 2014	1,284	1,198
HCA INC FORMERLY HCA	6.5% 15 FEB 2016	3,193	2,260
HKCG FIN LTD	6.25% 07 AUG 2018	3,587	3,784
HOME DEPOT INC	5.4% 01 MAR 2016	399	397
HOME DEPOT INC	5.875% 16 DEC 2036	6,706	6,181
HOSPIRA INC	6.05% 30 MAR 2017	2,151	1,750
ICICI BANK LIMITED	6.375% 30 APR 2022	3,099	1,630
INDYMAC INDX MTG LN 2006 AR25	6.40071% 25 SEP 2036	1,544	717
INGERSOLL RAND GLOBAL HLDG CO	6.875% 15 AUG 2018	2,215	2,121
INTERNATIONAL BUSINESS MACHS	4.25% 15 SEP 2009	4,497	4,627
INTERNATIONAL LEASE FIN CORP	3.5% 01 APR 2009	182	181
INTERNATIONAL PAPER CO	7.95% 15 JUN 2018	2,839	2,254
INTL LEASE FIN CORP MTN	5.750% 15 JUN 2011	1,709	1,248
INTL LEASE FIN CORP MTN	5.45% 24 MAR 2011	734	540
JC PENNEY CORPORATION INC	6.375% 15 OCT 2036	1,927	1,227
JP MORGAN CHASE COML MTG SECS	6.065278% 15 APR 2045	929	1,213
JP MORGAN CHASE COML MTG SECS	5.42% 15 JAN 2049	17,704	12,404
KRAFT FOODS INC	6.5% 01 NOV 2031	713	791
KRAFT FOODS INC	6.5% 11 AUG 2017	4,158	4,204
KREDITANST FUR WIE	10.75% 01 FEB 2010	197	123
LB UBS COML MTG TR	4.647% 16 DEC 2011	6,305	5,489
LB UBS COML MTG TR	5.661% 15 MAR 2039	4,903	3,974
LENNAR CORP	5.5% 01 SEP 2014	770	559
MANDALAY RESORT GROUP	6.375% 15 DEC 2011	3,296	2,395
MBNA CR CARD MASTER NT TR	0.81625% 16 AUG 2021	2,708	1,647
MERRILL LYNCH + CO INC	6.05% 16 MAY 2016	194	178
MERRILL LYNCH + CO INC	6.05% 15 AUG 2012	5,247	5,314
MERRILL LYNCH + CO INC	6.4% 28 AUG 2017	4,611	4,508
MERRILL LYNCH + CO INC	5.45% 05 FEB 2013	231	244
MERRILL LYNCH + CO INC	6.875% 25 APR 2018	4,305	4,507
MERRILL LYNCH CO INC	6.11% 29 JAN 2037	1,759	1,937
MERRILL LYNCH MTG INVS INC	4.484376% 25 FEB 2035	3,892	2,328
MEXICO(UTD MEX ST)	8% 17 DEC 2015	1,617	1,287
ML CFC COML MGT	5.172% 12 DEC 2049	1,256	1,668
ML CFC COML MTG TR	5.485% 12 MAR 2051	183	218
MORGAN STANLEY	5.45% 09 JAN 2017	1,455	1,463
MORGAN STANLEY	5.375% 15 OCT 2015	2,061	1,800
MORGAN STANLEY	4.75% 01 APR 2014	7,703	6,228
MORGAN STANLEY CAP I INC	5.588322% 25 JUL 2035	2,749	2,013
MORGAN STANLEY GROUP INC	5.55% 27 APR 2017	6,780	5,756
NEWMONT MNG CORP	5.875% 01 APR 2035	1,288	896

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

NEWS AMER INC	6.15% 01 MAR 2037	4,885	4,730
NEXTEL COMMUNICATIONS	7.375% 01 AUG 2015	3,665	2,315
NEXTEL COMMUNICATIONS INC	6.875% 31 OCT 2013	1,392	889
NEXTEL COMMUNICATIONS INC	5.95% 15 MAR 2014	1,707	1,144
OWENS CORNING NEW	7% 01 DEC 2036	1,242	816
PENNEY J C INC MEDIUM TERM	6.875% 15 OCT 2015	1,327	1,009
PEPSICO INC	7.9% 01 NOV 2018	948	1,165
PETROBRAS INTL FIN CO	5.875% 01 MAR 2018	11,602	10,432
PETROPLUS FIN LTD	6.75% 01 MAY 2014	951	604
PETROPLUS FIN LTD	7% 01 MAY 2017	951	580
QWEST CORP	6.5% 01 JUN 2017	11,369	8,497
RAILI TR	5.75% 25 SEP 2021	8,016	5,351
RALI SER 2006 QS6 TR	6% 25 JUN 2021	3,991	3,033
REYNOLDS AMERN INC	7.25% 15 JUN 2037	5,543	3,959
RIO TINTO FIN USA LTD	6.5% 15 JUL 2018	4,146	3,066
SHELL INTL FIN B V	6.375% 15 DEC 2038	5,295	5,988
SLM CORP	5.375% 15 MAY 2014	1,103	855
SLM CORP	5.375% 15 JAN 2013	172	139
SLM CORP	5% 01 OCT 2013	2,039	1,632
SLM CORP	8.45% 15 JUN 2018	8,635	6,964
SLM CORP MEDIUM TERM NTS	5.625% 01 AUG 2033	1,398	1,038
SLM CORP MTN	5.05% 14 NOV 2014	1,781	1,349
SLM CORP MTN	5% 15 APR 2015	2,767	2,090
SLM CORP MTN	5% 15 JUN 2018	1,334	1,087
SOUTHERN NAT GAS CO	7.35% 15 FEB 2031	2,864	2,315
SPRINT CAP CORP	6.875% 15 NOV 2028	13,565	8,207
SPRINT CAP CORP	6.9% 01 MAY 2019	1,999	1,665
STANDARD CHARTERED BK	6.4% 26 SEP 2017	1,517	1,312
TALISMAN ENERGY INC	5.85% 01 FEB 2037	616	573
TALISMAN ENERGY INC	6.25% 01 FEB 2038	1,559	1,380
TELECOM ITALIA CAP	5.25% 15 NOV 2013	198	193
TELECOM ITALIA CAP	6.375% 15 NOV 2033	1,901	1,375
TELECOM ITALIA CAP	6% 30 SEP 2034	690	525
TELECOM ITALIA CAP	7.2% 18 JUL 2036	2,774	2,040
TELEFONICA EMISIONES S A U	7.045% 20 JUN 2036	3,093	3,528
TELUS CORP	4.95% 15 MAR 2017	3,174	2,593
TENNESSEE GAS PIPELINE CO	7% 15 OCT 2028	693	533
TIME WARNER CABLE INC	5.85% 01 MAY 2017	985	1,042
TIME WARNER CABLE INC	6.55% 01 MAY 2037	1,888	1,821
TIME WARNER INC	6.625% 15 MAY 2029	6,574	5,507
UNITED STS STL CORP NEW	6.65% 01 JUN 2037	3,635	1,908
UNITED TECHNOLOGIES CORP	6.125% 01 FEB 2019	3,796	4,068
USG CORP	1% 15 JAN 2018	5,313	3,407
VALE OVERSEAS LTD	6.875% 21 NOV 2036	2,137	1,956
VALERO ENERGY CORP	6.625% 15 JUN 2037	7,014	5,173
VERIZON COMMUNICATIONS INC	8.75% 01 NOV 2018	3,340	3,940
VERIZON WIRELESS CAP	8.5% 15 NOV 2018	2,947	3,490
VODAFONE GROUP	6.15% 27 FEB 2037	4,117	4,134
WACHOVIA BK NATL ASSN MEDIUM	6.6% 15 JAN 2038	12,457	13,493
WACHOVIA CORP	5.75% 01 FEB 2018	1,704	1,714
WAMU MTG PASS THROUGH CTFS	1% 25 AUG 2035	2,909	1,739
WASHINGTON MUT MTG SECS CORP	4.63564% 25 MAR 2035	1,928	1,294
WELLS FARGO MTG BACKED SECS TR	1% 25 SEP 2036	9,757	5,776
WELLS FARGO MTG BKD SECS	1% 25 OCT 2035	8,578	5,556
WESTERN UN CO	5.93% 01 OCT 2016	3,167	2,708
XEROX CORP	6.4% 15 MAR 2016	4,258	3,440

Corporate and Other Obligations			$502,407

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

Synthetic Guaranteed Investment Contracts:

	Cash and Cash Equivalents

	CREDIT SUISSE SEC (USD) LLC	U.S. Dollar Collateral	(53,358)	(53,359)
	J P MORGAN TERM REPO	U.S. Dollar Collateral	13,950	13,949
	J P MORGAN TERM REPO	U.S. Dollar Collateral	128,864	128,863
	J P MORGAN TERM REPO	U.S. Dollar Collateral	61,432	61,431
	J P MORGAN TERM REPO	U.S. Dollar Collateral	201,350	201,349
	JENNSION FIXED INCOME FUND	Short-Term Investment Fund	21,677	21,676
*	STATE STREET BANK & TRUST CO.	Short-Term Investment Fund	39,249	39,248
*	STATE STREET BANK + TRUST CO	Short-Term Investment Fund	250,093	250,093
*	STATE STREET BANK + TRUST CO	Short-Term Investment Fund	121,276	121,276
*	STATE STREET BANK + TRUST CO	Short-Term Investment Fund	62,842	62,842
	SWAP BARCLAYS BOC	U.S. Dollar Collateral	(10,067)	(10,067)
	SWAP CSFB COC	U.S. Dollar Collateral	22,954	22,954
	SWAP DEUTSCHE COC	U.S. Dollar Collateral	5,638	5,638
	SWAP MORGAN STANLEY COC	U.S. Dollar Collateral	52,351	52,351
	SWAP RBOS COC	U.S. Dollar Collateral	35,236	35,236

				953,480

	U.S. Government and Government Agency Issues

	CREDIT SUISSE FIRST BOSTON MTG	1% 25 JAN 2036	901	849
	FANNIE MAE	5.375% 12 JUN 2017	56,614	62,339
	FANNIE MAE	5.375% 12 JUN 2017	17,047	17,996
	FED HM LN PC POOL 1J1214	5.351% 01 SEP 2035	10,530	10,694
	FED HM LN PC POOL 1N1417	6.005% 01 FEB 2037	10,395	10,557
	FED HM LN PC POOL A34902	5.5% 01 MAY 2035	39,155	40,409
	FED HM LN PC POOL A46675	4.5% 01 AUG 2035	11,117	11,907
	FED HM LN PC POOL A47055	4.5% 01 SEP 2035	13,663	14,668
	FED HM LN PC POOL B16497	5.5% 01 SEP 2019	9,014	9,011
	FED HM LN PC POOL E01343	5% 01 APR 2018	15,202	15,228
	FED HM LN PC POOL E01377	4.5% 01 MAY 2018	29,459	29,543
	FED HM LN PC POOL E96852	4.5% 01 JUN 2013	7,236	7,530
	FED HM LN PC POOL G01843	6% 01 JUN 2035	47,175	47,598
	FED HM LN PC POOL G01953	4.5% 01 OCT 2035	15,956	17,064
	FED HM LN PC POOL G02682	7% 01 FEB 2037	22,190	22,557
	FED HM LN PC POOL G03205	5.5% 01 JUL 2035	8,746	9,166
	FED HM LN PC POOL G04121	5.5% 01 APR 2038	63,456	66,381
	FED HM LN PC POOL G04587	5.5% 01 AUG 2038	19,266	20,350
	FED HM LN PC POOL G11441	4% 01 AUG 2013	4,556	4,804
	FED HM LN PC POOL G12021	4% 01 MAY 2014	11,083	11,806
	FED HM LN PC POOL G12022	4.5% 01 NOV 2013	2,814	2,974
	FED HM LN PC POOL G12024	4.5% 01 AUG 2018	18,164	19,697
	FED HM LN PC POOL G12743	5.5% 01 AUG 2022	20,454	21,050
	FED HM LN PC POOL G13235	4.5% 01 AUG 2020	24,006	25,467
	FED HM LN PC POOL G18268	5% 01 AUG 2023	72,000	76,145
	FED HM LN PC POOL M80770	5% 09 SEP 2009	15,698	15,839
	FED HM LN PC POOL M80790	4% 01 OCT 2009	4,970	5,075
	FED HM LN PC POOL M80817	4% 01 MAY 2010	13,750	14,138
	FED HM LN PC POOL M80843	3.5% 01 SEP 2010	1,396	1,439
	FED HM LN PC POOL M80845	4.5% 01 SEP 2010	6,098	6,244
	FED HM LN PC POOL M90952	4% 01 OCT 2009	1,859	1,831
	FED HM LN PC POOL M90954	4% 01 NOV 2009	4,995	4,944
	FED HM LN PC POOL M90966	4% 01 JAN 2010	5,140	5,118

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

FEDERAL HOME LN MTG CORP	5% 15 SEP 2027	14,311	14,674
FEDERAL HOME LN MTG CORP	3.0475% 15 FEB 2019	38,623	37,110
FEDERAL HOME LN MTG CORP	6% 15 FEB 2011	629	676
FEDERAL HOME LN MTG CORP	5.125% 17 NOV 2017	23,091	24,577
FEDERAL HOME LN MTG CORP	5.125% 17 NOV 2017	58,189	65,789
FEDERAL HOME LN MTG CORP	4.125% 21 DEC 2012	31,019	32,097
FEDERAL HOME LOAD BANK	5% 17 NOV 2017	5,858	6,579
FEDERAL HOME LOAN MTG CORP	5% 15 SEP 2027	34,321	35,621
FEDERAL HOME LOAN MTG TR	5% 15 DEC 2027	35,755	37,151
FEDERAL NATL MTG ASSN	5.503% 25 SEP 2011	9,000	9,383
FEDERAL NATL MTG ASSN	6.318% 15 JUN 2027	31,599	33,127
FEDERAL NATL MTG ASSN	3.25% 09 APR 2013	29,832	31,681
FEDERAL NATL MTG ASSN	5.139% 25 DEC 2011	7,669	7,718
FEDERAL NATL MTG ASSN	4.76878% 25 APR 2012	7,121	7,163
FEDERAL NATL MTG ASSN	3.25% 09 APR 2013	124,776	130,814
FEDERAL NATL MTG ASSN REMIC	5.97% 25 MAY 2030	60,416	58,860
FEDERAL NATL MTG ASSN REMIC	5.703% 25 MAY 2011	8,992	8,681
FEDERAL NATL MTG ASSN REMIC	6.088% 25 MAY 2011	22,537	20,622
FHLMC TBA JAN 30 GOLD SINGLE	5.5% 01 DEC 2099	143,800	144,248
FHLMC TBA JAN 30 GOLD SINGLE	5.5% 01 DEC 2099	83,865	84,797
FINANCING CORP CPN FICO STRIPS	0.01% 07 SEP 2009	42,825	53,012
FNMA TBA APR 30 SINGLE FAM	6% 01 DEC 2099	(595)	—
FNMA TBA DEC 15 SINGLE FAM	5.5% 01 DEC 2099	(1)	—
FNMA TBA DEC 30 SINGLE FAM	5% 01 DEC 2099	50	—
FNMA TBA DEC 30 SINGLE FAM	5.5% 01 DEC 2099	155	—
FNMA TBA FEB 30 SINGLE FAM	4.5% 01 DEC 2099	40,792	40,635
FNMA TBA FEB 30 SINGLE FAM	5% 01 DEC 2099	101,769	102,468
FNMA TBA JAN 30 SINGLE FAM	5% 01 DEC 2099	131,753	133,617
FNMA TBA JAN 30 SINGLE FAM	5.5% 01 DEC 2099	(80,768)	(82,553)
FNMA TBA JAN 30 SINGLE FAM	5.5% 01 DEC 2099	123,252	123,830
FNMA TBA JAN 30 SINGLE FAM	5% 01 DEC 2099	95,005	95,999
FNMA TBA MAR 30 SINGLE FAM	6% 01 DEC 2099	53	—
FNMA TBA MAR 30 SINGLE FAM	4.5% 01 DEC 2099	22,813	22,859
FNMA TBA OCT 30 SINGLE FAM	4.5% 01 DEC 2099	(98)	—
FNMA TBA OCT 30 SINGLE FAM	5.5% 01 DEC 2099	59	—
FNMA POOL 125420	5.5% 01 MAY 2011	201	218
FNMA POOL 254088	5.5% 01 DEC 2016	2,258	2,382
FNMA POOL 254140	5.5% 01 JAN 2017	6,678	7,005
FNMA POOL 254503	4% 01 MAY 2010	15,281	15,383
FNMA POOL 254693	0.99% 01 MAR 2033	19,115	19,478
FNMA POOL 254722	5.5% 01 MAY 2018	16,073	15,984
FNMA POOL 254753	4% 01 MAY 2010	5,656	5,606
FNMA POOL 254836	4% 01 JUL 2010	12,175	12,490
FNMA POOL 255276	4% 01 JUN 2011	5,670	5,891
FNMA POOL 255364	6% 01 SEP 2034	16,101	16,651
FNMA POOL 255765	5% 01 JUL 2020	5,213	5,485
FNMA POOL 256101	5.5% 01 FEB 2036	60,204	62,394
FNMA POOL 256269	5.5% 01 JUN 2036	52,483	54,973
FNMA POOL 323348	8.5% 01 JUN 2012	159	163
FNMA POOL 323586	5.5% 01 FEB 2014	7,675	8,091
FNMA POOL 343347	5.5% 01 APR 2011	1,730	1,838
FNMA POOL 357585	4.5% 01 MAY 2011	7,138	7,338
FNMA POOL 386255	3.53% 01 JUL 2010	9,952	10,400
FNMA POOL 456654	5.5% 01 FEB 2014	1,459	1,459
FNMA POOL 545696	6% 01 JUN 2022	13,115	13,030
FNMA POOL 545904	5.5% 01 SEP 2017	12,622	12,610
FNMA POOL 555541	4.613% 01 APR 2033	2,288	2,238

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

FNMA POOL 623505	6% 01 DEC 2011	5,322	5,278
FNMA POOL 722999	5% 01 JUL 2018	33,356	34,107
FNMA POOL 725027	5% 01 NOV 2033	8,591	9,208
FNMA POOL 725222	5.5% 01 FEB 2034	23,067	23,395
FNMA POOL 725423	5.5% 01 MAY 2034	15,981	16,269
FNMA POOL 725424	5.5% 01 APR 2034	8,405	8,565
FNMA POOL 725690	6% 01 AUG 2034	5,899	5,939
FNMA POOL 725946	5.5% 01 NOV 2034	21,547	22,341
FNMA POOL 735224	5.5% 01 FEB 2035	40,994	41,779
FNMA POOL 735654	1% 01 OCT 2044	3,500	3,409
FNMA POOL 743132	5% 01 OCT 2018	32,122	32,750
FNMA POOL 745275	5% 01 FEB 2036	69,550	73,949
FNMA POOL 745327	6% 01 MAR 2036	11,483	11,800
FNMA POOL 745336	5% 01 MAR 2036	37,059	39,362
FNMA POOL 745569	4% 01 MAY 2016	8,035	8,533
FNMA POOL 745571	4% 01 MAY 2021	33,903	37,394
FNMA POOL 759866	5.5% 01 FEB 2034	9,036	9,208
FNMA POOL 786225	5% 01 JUL 2019	5,118	5,279
FNMA POOL 791404	5% 01 OCT 2019	4,605	4,682
FNMA POOL 831540	6% 01 JUN 2036	39,518	40,701
FNMA POOL 831800	6.5% 01 SEP 2036	150,319	152,845
FNMA POOL 837220	4.5% 01 AUG 2020	106,389	112,460
FNMA POOL 841068	4.347% 01 NOV 2034	14,073	14,065
FNMA POOL 844444	5% 01 DEC 2035	50,608	52,738
FNMA POOL 848647	5.5% 01 JAN 2036	34,897	36,262
FNMA POOL 871117	5.5% 01 DEC 2036	56,653	58,499
FNMA POOL 871288	6% 01 MAY 2036	25,311	25,563
FNMA POOL 880611	5.5% 01 MAR 2036	27,412	28,345
FNMA POOL 880611	5.5% 01 MAR 2036	111,365	116,765
FNMA POOL 880626	5.5% 01 APR 2036	109,612	114,937
FNMA POOL 888021	6% 01 DEC 2036	9,213	9,449
FNMA POOL 888789	5% 01 JUL 2036	9,380	10,080
FNMA POOL 888795	5.5% 01 NOV 2036	33,215	34,302
FNMA POOL 889040	5% 01 JUN 2037	46,809	48,763
FNMA POOL 889072	6.5% 01 DEC 2037	18,532	18,598
FNMA POOL 889106	6.5% 01 JAN 2038	28,003	28,361
FNMA POOL 902397	5.891% 01 NOV 2036	8,046	8,185
FNMA POOL 920602	6.5% 01 NOV 2037	73,590	75,018
FNMA POOL 928373	4.5% 01 MAR 2036	14,295	16,088
FNMA POOL 940525	6% 01 JUL 2037	66,160	69,328
FNMA POOL 944499	5.5% 01 JUL 2037	20,014	21,261
FNMA POOL 995217	5.5% 01 DEC 2023	38,144	38,658
FREDDIE MAC	0.801% 15 DEC 2029	1,349	1,308
GNMA I TBA JAN 30 SINGLE FAM	6.5% 01 DEC 2099	41,113	41,868
GOV NATL MTG ASSN	3.022% 16 AUG 2009	3,621	3,678
GOVERNMENT NALTL MTG ASSN GTD	3.772% 16 JUN 2025	18,864	19,688
GOVERNMENT NATIONAL MTGE ASSOC	3.947% 06 OCT 2011	22,639	23,318
GOVERNMENT NATL MTG ASSN	3.137% 16 NOV 2029	4,723	4,855
GOVERNMENT NATL MTG ASSN	4.054% 16 JUN 2027	6,824	7,062
GOVERNMENT NATL MTG ASSN	2.914% 16 JUN 2018	2,446	2,482
GOVERNMENT NATL MTG ASSN	4.145% 16 FEB 2018	9,937	9,976
GOVERNMENT NATL MTG ASSN	4.385% 16 AUG 2030	6,433	6,559
GOVERNMENT NATL MTG ASSN	4.016% 16 JUL 2027	4,478	4,593
GOVERNMENT NATL MTG ASSN	4.449% 16 MAR 2025	11,356	11,708
GOVERNMENT NATL MTG ASSN	4.241% 16 JUL 2029	6,779	6,978

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

GOVERNMENT NATL MTG ASSN	2.712% 16 FEB 2020	6,175	6,225
GOVERNMENT NATL MTG ASSN	3.206% 16 APR 2018	2,747	2,763
GOVERNMENT NATL MTG ASSN	3.11% 16 JAN 2019	5,375	5,358
GOVERNMENT NATL MTG ASSN	2.822% 16 DEC 2019	7,221	7,391
GOVERNMENT NATL MTG ASSN	2.946% 16 MAR 2019	14,311	14,851
GOVERNMENT NATL MTG ASSN	3.084% 16 APR 2022	5,620	5,674
GOVERNMENT NATL MTG ASSN	4.248% 16 JUL 2029	10,233	10,580
GOVERNMENT NATL MTG ASSN GTD	4.272% 16 NOV 2026	13,995	14,422
GOVERNMENT NATL MTG ASSN GTD	3.76% 16 JUL 2028	7,021	7,288
GOVERNMENT NATL MTG ASSN GTD	4.212% 16 JAN 2028	8,915	9,168
GOVERNMENT NATL MTG ASSN GTD	4.201% 16 AUG 2026	19,739	20,451
GOVERNMENT NATL MTG ASSN GTD	4.087% 16 JAN 2030	5,989	6,181
GOVERNMENT NATL MTG ASSN GTD	3.888% 16 JUL 2026	11,954	12,368
GVNMT NATL MTG ASSN REMIC MTG	3.377% 16 JAN 2023	1,040	1,038
SMALL BUSINESS ADMIN	7.19% 01 DEC 2019	7,917	8,352
SOVEREIGN BANK FDIC GTD TLGP	2.75% 17 JAN 2012	36,208	37,180
UNITED STATES TREAS	1.625% 15 JAN 2018	71,156	75,890
UNITED STATES TREAS BD STRP	0% 15 FEB 2023	25,839	31,424
UNITED STATES TREAS BDS	8.75% 15 AUG 2020	106,681	115,986
UNITED STATES TREAS BDS	4.375% 15 FEB 2038	5,900	6,742
UNITED STATES TREAS BDS	8.875% 15 AUG 2017	5,397	5,995
UNITED STATES TREAS BDS	8.125% 15 MAY 2021	24,137	27,488
UNITED STATES TREAS BDS	2.375% 15 JAN 2025	10,911	11,372
UNITED STATES TREAS BDS	2% 15 JAN 2026	3,608	4,140
UNITED STATES TREAS BDS	4.75% 15 FEB 2037	136,968	176,758
UNITED STATES TREAS BDS	5% 15 MAY 2037	94,570	113,719
UNITED STATES TREAS BDS	4.375% 15 FEB 2038	9,263	12,405
UNITED STATES TREAS BDS	4.5% 15 MAY 2038	56,041	72,330
UNITED STATES TREAS NTS	5.125% 15 MAY 2016	20,015	21,943
UNITED STATES TREAS NTS	5.125% 30 JUN 2011	21,969	22,285
UNITED STATES TREAS NTS	4.75% 15 AUG 2017	(13,517)	(14,444)
UNITED STATES TREAS NTS	4.125% 31 AUG 2012	(20,099)	(20,041)
UNITED STATES TREAS NTS	4.25% 15 NOV 2017	(59,310)	(63,330)
UNITED STATES TREAS NTS	3.875% 15 MAY 2018	12,231	13,776
UNITED STATES TREAS NTS	4% 15 AUG 2018	79,945	90,680
UNITED STATES TREAS NTS	2% 15 APR 2012	23,083	23,897
UNITED STATES TREAS NTS	4.25% 15 NOV 2017	33,491	37,646
UNITED STATES TREAS NTS	3.625% 31 DEC 2012	102,597	108,601
UNITED STATES TREAS NTS	2.625% 31 MAY 2010	72,350	74,567
UNITED STATES TREAS NTS	2% 15 JAN 2016	48,163	48,830
UNITED STATES TREAS NTS	4.75% 15 AUG 2017	218,469	234,118
UNITED STATES TRES BD STRP PRN	0.01% 15 FEB 2015	43,754	51,196
UNITES STATES TREAS NTS	3.75% 15 NOV 2018	138,069	143,598
US TREASURY BDS	6.25% 15 AUG 2023	95,674	107,789
US TREASURY N/B	3.5% 31 MAY 2013	884	882
US TREASURY NTS	3% 15 JUL 2012	59,411	52,786
US TREASURY NTS	4.875% 30 APR 2011	6,520	6,512

			5,626,181

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

Corporate and Other Obligations

317509DW4 ECAL FN 5 3 39 94	FEB 09 94.3046875 CALL	2,454	7,240
317U834A2 USD 2Y P 2 950	DEC 09 2.95 PUT	(1,523)	(694)
317U835A1 USD 10Y P 3.65 RYL	DEC 09 3.65 PUT	1,912	1,242
317U836A0 USD 2Y P 2.95 DEC 09	DEC 09 2.95 PUT	(164)	(68)
317U837A9 USD 5Y P 2.75 05 22	MAY 09 2.75 PUT	(277)	(390)
317U838A8 USD 5Y P 2.7500	MAY 09 2.75 PUT	(241)	(390)
ABBOTT LABORATORIES	5.15% 30 NOV 2012	17,611	18,803
ABBOTT LABS	3.5% 17 FEB 2009	6,652	6,657
ACE INA HLDG INC	5.7% 15 FEB 2017	6,136	5,506
ACE INA HLDG INC	5.6% 15 MAY 2015	3,710	3,381
AGILENT TECHNOLOGIES INC	6.5% 01 NOV 2017	10,127	6,990
ALCOA INC	6% 15 JUL 2013	2,902	2,640
ALLIED WORLD ASSURN CO HLDGS	7.5% 01 AUG 2016	3,396	2,342
ALLSTATE CORP	6.125% 15 MAY 2037	6,624	4,210
ALLSTATE LIFE GBL FDG SECD	5.375% 30 APR 2013	(3)	—
ALTERNATIVE LN TR 2007 OA3	1% 25 APR 2047	3,820	242
ALTRIA GROUP INC	9.7% 10 NOV 2018	25,956	28,074
AMERADA HESS CORP	6.65% 15 AUG 2011	12,482	12,177
AMERADA HESS CORP	6.65% 15 AUG 2011	6,145	5,636
AMERICAN EXPRESS BK	5.55% 17 OCT 2012	7,223	7,651
AMERICAN EXPRESS CENTURION BK	5.55% 17 OCT 2012	16,356	15,780
AMERICAN EXPRESS CENTURION BK	0.61% 12 JUN 2012	10,958	11,604
AMERICAN EXPRESS CO	5.5% 12 SEP 2016	6,936	6,559
AMERICAN EXPRESS CO	6.15% 28 AUG 2017	3,615	3,494
AMERICAN EXPRESS CO	4.75% 17 JUN 2009	2,924	2,905
AMERICAN EXPRESS CR CORP	0.52938% 09 NOV 2009	4,228	3,932
AMERICAN GEN FIN CORP MTN	5.375% 01 SEP 2009	13,591	12,960
AMERICAN GEN FIN CORP MTN	4.875% 15 MAY 2010	4,858	2,936
AMERICAN GEN FIN CORP MTN	4.875% 15 JUL 2012	3,768	1,617
AMERICAN HONDA FIN CORP	4.625% 02 APR 2013	11,067	10,313
AMERICAN HONDA FIN CORP	7.625% 01 OCT 2018	10,168	10,807
AMERICAN INTL GROUP INC	5.85% 16 JAN 2018	15,218	10,257
AMERICREDIT AUTOMOBILE REC TR	3.43% 06 JUL 2011	4,451	4,195
AMERICREDIT AUTOMOBILE RECEIV	4.47% 12 JAN 2012	3,241	3,139
AMERICREDIT AUTOMOBILE RECV	5.19% 06 OCT 2011	5,669	5,567
AMERICREDIT AUTOMOBILES REC	1% 06 JAN 2011	3,918	3,916
AMERICREDIT PRIME AUTOMOBILE	5.13% 08 MAR 2011	2,114	1,765
AMERICREDIT PRIME AUTOMOBILE	5.29% 08 JUL 2011	2,315	1,656
AMERIPRISE FINL INC	5.65% 15 NOV 2015	1,791	1,494
AMGEN INC	4.85% 18 NOV 2014	12,119	12,108
AMGEN INC	6.9% 01 JUN 2038	3,613	4,138
AMVESCAP PLC	5.375% 15 DEC 2014	3,070	2,643
ANHEUSER BUSCH COS INC	6.45% 01 SEP 2037	13,130	14,597
ARCELORMITTAL	6.125% 01 JUN 2018	8,721	5,998
ARCELORMITTAL	6.125% 01 JUN 2018	7,418	5,101
ARDEN RLTY LTD PARTNERSHIP	5.2% 01 SEP 2011	5,230	5,026
ASSURANT INC	5.625% 15 FEB 2014	3,888	3,137
AT + T CORP	7.3% 15 NOV 2011	9,669	9,414
AT+T INC	5.6% 15 MAY 2018	16,057	16,400
AT+T WIRELESS SVCS INC	7.875% 01 MAR 2011	3,770	3,752
AT+T WIRELESS SVCS INC	8.75% 01 MAR 2031	4,294	4,405
AVALONBAY CMNTYS INC	5.5% 15 JAN 2012	6,369	5,070
BA CR CARD TR	5.59% 17 NOV 2014	12,332	11,212
BA CR CARD TR	1.65125% 16 DEC 2013	20,437	18,167
BAKER HUGHES INC	7.5% 15 NOV 2018	12,815	14,287
BALL CORP	6.875% 15 DEC 2012	1,629	1,595

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

*	BANC AMER COML MTG INC	5.334% 10 SEP 2045	13,558	11,683
*	BANC AMER COML MTG INC	4.161% 10 DEC 2042	11,037	10,627
*	BANC AMER COML MTG INC	5.787% 11 MAY 2035	6,849	6,513
*	BANC AMER COML MTG INC	4.128% 10 JUL 2042	8,702	8,496
*	BANC AMER COML MTG TR	5.492% 10 FEB 2051	12,957	9,428
*	BANK AMER CORP	5.42% 15 MAR 2017	5,957	5,369
*	BANK AMER CORP	5.49% 15 MAR 2019	11,403	10,405
*	BANK AMER CORP	5.75% 01 DEC 2017	38,104	40,207
*	BANK AMER CORP	4.5% 01 AUG 2010	13,169	13,184
*	BANK AMER FDG CORP	4.117597% 25 MAY 2035	7,414	5,330
*	BANK AMER FDG CORP	5.65% 01 MAY 2018	14,420	14,583
	BANK NEW YORK INC MED TERM SR	4.5% 01 APR 2013	4,738	5,005
	BANK NEW YORK INC MEDIUM	4.95% 01 NOV 2012	17,052	17,376
*	BANKAMERICA CORP	5.875% 15 FEB 2009	6,693	6,555
	BARNETT CAP III	3.8175% 01 FEB 2027	9,564	9,061
*	BAXTER INTL INC	5.375% 01 JUN 2018	9,763	10,208
	BAYVIEW FINL SECS CO LLC	5.402% 28 DEC 2035	5,627	4,798
	BAYVIEW FINL SECS CO LLC	5.208% 28 APR 2039	8,486	8,089
	BEAR STEARNS	5.533% 12 OCT 2041	4,150	3,073
	BEAR STEARNS ALT A TR	5.313717% 25 FEB 2036	9,303	4,411
	BEAR STEARNS ALT A TR	1% 25 MAY 2036	4,003	1,809
	BEAR STEARNS ALT A TR	5.693303% 24 JAN 2047	5,782	2,754
	BEAR STEARNS ARM TR	4.5365% 25 AUG 2033	6,196	5,075
	BEAR STEARNS ARM TR	4.625% 25 OCT 2035	8,414	6,530
	BEAR STEARNS COML MTG SEC TR	5.518% 11 SEP 2041	2,632	1,862
	BEAR STEARNS COML MTG SECS INC	4.49% 13 AUG 2039	8,807	8,519
	BEAR STEARNS COML MTG SECS INC	4.484% 11 JUN 2041	4,988	4,589
	BEAR STEARNS COML MTG SECS TR	5.90885% 11 JUN 2040	18,449	15,913
	BEAR STEARNS COML MTG SECS TR	5.718168% 11 SEP 2038	5,160	4,177
	BEAR STEARNS COML MTG SECS TR	5.876694% 11 SEP 2038	4,555	3,696
	BEAR STEARNS COS INC	5.3% 30 OCT 2015	14,286	15,497
	BEAR STEARNS COS INC	5.35% 01 FEB 2012	10,470	10,273
	BEAR STEARNS COS INC	7.625% 07 DEC 2009	6,537	6,469
	BEAR STEARNS COS INC	5.55% 22 JAN 2017	6,329	6,421
	BEAR STEARNS TR	5.54% 11 SEP 2041	11,047	10,819
	BELLSOUTH TELECOMMUNICATIONS	5.875% 15 JAN 2009	2,566	2,518
	BERKSHIRE HATHAWAY FIN CORP	5.4% 15 MAY 2018	11,707	12,005
	BERKSHIRE HATHAWAY FIN CORP	4.2% 15 DEC 2010	5,539	5,617
	BHP FIN USA LTD	7.25% 01 MAR 2016	5,431	4,869
	BK OF SCOTLAND PLC	4.625% 04 NOV 2011	5,517	5,349
	BK OF SCOTLAND PLC	4.625% 04 NOV 2011	17,925	17,053
	BOEING CAP CORP	7.375% 27 SEP 2010	9,439	8,617
	BOEING CO	5.125% 15 FEB 2013	9,064	9,153
	BOSTON PPTYS LTD PARTNERSHIP	6.25% 15 JAN 2013	6,287	4,484
	BOSTON PPTYS LTD PARTNERSHIP	5% 01 JUN 2015	3,315	2,155
	BOSTON PPTYS LTD PARTNERSHIP	5.625% 15 APR 2015	2,615	1,743
	BOTTLING GROUP LLC	6.95% 15 MAR 2014	14,579	15,522
	BRAZIL FEDERATIVE REP	8.25% 20 JAN 2034	17,864	20,430
	BRITISH SKY BROADCASTING GROUP	6.875% 23 FEB 2009	6,594	6,372
	BRITISH SKY BROADCASTING GROUP	8.2% 15 JUL 2009	21,605	18,421
	BRITISH TELECOMMUNICATIONS PLC	1% 15 DEC 2010	13,933	12,946
	BRITISH TELECOMMUNICATIONS PLC	1% 15 DEC 2010	3,433	3,003
	BUNGE LTD FIN CORP	5.875% 15 MAY 2013	2,400	1,572
	BURLINGTON RES FIN CO	6.5% 01 DEC 2011	4,528	4,318

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

C BASS TR	1% 25 NOV 2035	702	681
CADBURY SCHWEPPES US FINANCE	5.125% 01 OCT 2013	6,348	6,143
CALIFORNIA ST	5% 01 NOV 2037	11,969	10,258
CANADIAN NAT RES LTD	5.15% 01 FEB 2013	1,912	1,773
CANADIAN NATL RY CO	5.55% 15 MAY 2018	9,985	9,851
CANADIAN PAC RY CO NEW	5.75% 15 MAY 2013	13,540	12,578
CANADIAN PAC RY CO NEW	6.5% 15 MAY 2018	1,604	1,421
CAPITAL AUTO RECEIV TR 2007 2	5.39% 15 FEB 2014	11,877	10,990
CAPITAL AUTO RECEIVABLES ASSET	5.42% 15 MAR 2011	11,676	8,523
CAPITAL AUTO RECEIVABLES ASST	5.3% 15 MAY 2014	6,040	5,462
CAPITAL ONE AUTO FIN TR	5.33% 15 NOV 2010	539	539
CAPITAL ONE AUTO FIN TR	0.4613% 15 JUL 2011	2,927	2,860
CAPITAL ONE AUTO FIN TR	5.13% 16 APR 2012	11,476	10,469
CAPITAL ONE BK	5% 15 JUN 2009	6,092	6,051
CAPITAL ONE FINL CORP	4.8% 21 FEB 2012	4,703	4,684
CAPITAL ONE FINL CORP	5.5% 01 JUN 2015	1,108	1,037
CAPITAL ONE FINL CORP	6.75% 15 SEP 2017	1,259	1,268
CAPITAL ONE FINL CORP	1.5725% 10 SEP 2009	11,608	11,028
CAPITAL ONE MULTI ASSET	5.05% 16 FEB 2016	14,569	12,277
CAPITAL ONE MULTI ASSET EXECUT	5.75% 15 JUL 2020	14,090	10,589
CAPMARK FINANCIAL GROUP	7.875% 10 MAY 2012	11,774	4,017
CAROLINA PWR + LT CO	6.5% 15 JUL 2012	14,366	12,689
CAROLINA PWR + LT CO	6.5% 15 JUL 2012	2,773	2,677
CATERPILLAR FINL SVCS	4.85% 07 DEC 2012	6,037	5,731
CATERPILLAR FINL SVCS	7.05% 01 OCT 2018	5,720	6,040
CATERPILLAR FINL SVCS	4.85% 07 DEC 2012	12,276	11,653
CATERPILLAR FINL SVCS CORP	4.5% 15 JUN 2009	3,426	3,413
CATERPILLAR FINL TR	5.57% 25 MAY 2010	783	782
CENTERPOINT ENERGY TRANS BD CO	5.17% 01 AUG 2019	7,145	7,211
CENTERPOINT ENERGY TRANSITION	5.09% 01 AUG 2015	24,689	25,591
CHASE ISSUANCE TR	5.4% 15 JUL 2015	16,107	14,799
CHASE ISSUANCE TR	1% 16 JUN 2014	22,056	21,531
CHASEFLEX TRUST	5.59% 25 SEP 2046	859	826
CHESAPEAKE ENERGYCORP	7.5% 15 JUN 2014	1,262	1,021
CHEVY CHASE BK FSB	6.875% 01 DEC 2013	4,090	3,337
CIT GROUP INC	1.39375% 08 JUN 2009	1,822	1,966
CIT GROUP INC NEW	5.85% 15 SEP 2016	521	369
CIT GROUP INC NEW	12% 18 DEC 2018	9,908	7,628
CIT GROUP INC NEW	5.85% 15 SEP 2016	5,994	4,395
CIT GROUP INC REORGANIZED	5.65% 13 FEB 2017	5,828	4,130
CIT GROUP INC REORGANIZED	5.65% 13 FEB 2017	6,353	4,690
CITIBANK CR CARD ISSUANCE TR	5.7% 20 SEP 2019	14,142	11,781
CITIBANK CR CARD ISSUANCE TR	5.35% 07 FEB 2020	19,038	15,106
CITIBANK CR CARD ISSUANCE TR	1% 20 JUN 2014	19,213	12,879
CITICORP RESIDENTIAL MTG TR	5.557% 25 SEP 2036	25,168	23,765
CITICORP RESIDENTIAL MTG TR	5.983% 25 JUN 2037	5,955	5,527
CITIFINANCIAL MTG SECS INC	3.36% 25 JAN 2033	2,434	1,786
CITIGORUP INC	6.125% 25 AUG 2036	14,594	17,676
CITIGROUP	5.5% 15 FEB 2017	8,869	10,075
CITIGROUP CAP	8.3% 21 DEC 2057	6,026	4,659
CITIGROUP COML MTG TR	5.356422% 15 APR 2040	13,358	11,517
CITIGROUP INC	6.625% 15 JUN 2032	90	96
CITIGROUP INC	6% 31 OCT 2033	5,015	5,403
CITIGROUP INC	6.125% 21 NOV 2017	50,001	52,903
CITIGROUP INC	5.5% 11 APR 2013	4,007	3,921
CITIGROUP INC	5.3% 17 OCT 2012	20,833	20,084
CITIGROUP INC	6.5% 18 JAN 2011	13,096	12,640
CITIGROUP INC	4.625% 03 AUG 2010	6,040	5,941

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

CITIGROUP INC	6.5% 19 AUG 2013	5,374	5,689
CITIGROUP INC	6% 31 OCT 2033	931	1,063
CITIGROUP INC	5.85% 02 JUL 2013	21,634	20,597
CITIGROUP INC	6.125% 15 MAY 2018	16,466	17,916
CITIGROUP MTG LN TR	1% 25 OCT 2035	8,369	5,370
CITIGROUP MTG LN TR	5.5% 25 MAR 2036	11,715	6,305
CITIGROUP MTG LN TR	1% 25 MAY 2035	10,379	7,706
CITIGROUP MTG LN TR	1% 25 AUG 2035	10,426	6,623
CITIGROUP MTG LN TR 2007 AMC4	1% 25 MAY 2037	6,343	1,056
CITIGROUP/DEUTSCHE BANK	5.408% 15 JAN 2046	9,409	8,129
CITY NATL CORP	5.125% 15 FEB 2013	4,900	4,225
CLARK CNTY NEV SCH DIST	5.5% 15 JUN 2017	1,090	1,116
CLARK CNTY NEV SCH DIST	5.5% 15 JUN 2018	654	670
CLEVELAND ELEC ILLUM CO	5.7% 01 APR 2017	8,041	6,530
CLOROX CO	5.95% 15 OCT 2017	9,681	9,050
CNH EQUIP TR 2007 B	5.4% 17 OCT 2011	8,758	8,489
CNH EQUIP TR 2007 B	5.46% 15 JUN 2010	5,682	5,671
CNH EQUIP TR 2007 C	5.42% 17 MAR 2014	7,147	6,383
COCA COLA ENTERPRISES INC	7.375% 03 MAR 2014	23,131	25,427
COCA COLA ENTERPRISES INC	8.5% 01 FEB 2022	2,859	2,938
COLONIAL BK NATL ASSN	6.375% 01 DEC 2015	5,636	3,693
COLONIAL RLTY LTD PARTNERSHIP	4.8% 01 APR 2011	9,476	8,026
COMCAST CABLE COMM INC	6.875% 15 JUN 2009	5,367	4,956
COMCAST CORP NEW	4.95% 15 JUN 2016	6,616	6,443
COMCAST CORP NEW	4.95% 15 JUN 2016	12,104	11,707
COMCAST CORP NEW	5.85% 15 NOV 2015	19,042	17,903
COMCAST CORP NEW	5.5% 15 MAR 2011	3,481	3,351
COMCAST CORP NEW	5.3% 15 JAN 2014	6,255	6,025
COMCAST CORP NEW	5.5% 15 MAR 2011	3,207	3,153
COMCAST CORP NEW	6.5% 15 JAN 2017	5,338	4,972
COMCAST CORP NEW	6.3% 15 NOV 2017	9,462	9,213
COMM MTG TR	1% 10 DEC 2049	14,669	11,374
COMMERCIAL MTG ASSET TR	7.546% 17 NOV 2032	3,077	2,995
COMMERCIAL MTG TR	5.381% 10 MAR 2039	14,738	11,745
COMMERCIAL NET LEASE RLTY INC	6.15% 15 DEC 2015	3,615	2,670
COMMONWEALTH EDISON CO	4.74% 15 AUG 2010	9,450	9,316
COMPASS BK BIRMINGHAM AL	5.5% 01 APR 2020	8,577	5,380
CONAGRA INC	7.875% 15 SEP 2010	2,468	2,250
CONNECTICUT LT + PWR CO	5.375% 01 MAR 2017	10,942	10,743
CONOCO FDG CO	6.35% 15 OCT 2011	5,827	5,507
CONOCOPHILLIPS	5.2% 15 MAY 2018	5,882	5,683
CONOCOPHILLIPS AUSTRALIA FDG C	5.5% 15 APR 2013	9,644	9,764
CONSOLIDATED EDISON CO NY INC	5.3% 01 DEC 2016	16,062	15,752
CONSUMERS ENERGY CO	5.375% 15 APR 2013	6,636	6,143
CORNING INC	6.2% 15 MAR 2016	3,487	2,926
COUNTRYWIDE ALTERNATIVE LN TR	5.5% 25 JUN 2047	9,802	4,925
COUNTRYWIDE FINL CORP	6.25% 15 MAY 2016	1,442	1,396
COUNTRYWIDE FINL CORP	5.8% 07 JUN 2012	2,518	2,649
COUNTRYWIDE HOME LNS INC	4% 22 MAR 2011	5,278	5,060
COVENTRY HEALTH CARE INC	5.875% 15 JAN 2012	2,680	1,922
COVENTRY HLTH CARE INC	5.95% 15 MAR 2017	3,210	1,680
COX COMMUNICATIONS INC NEW	5.45% 15 DEC 2014	19,000	17,169
CPL TRANSITION FDG LLC	5.96% 15 JUL 2015	6,886	6,619

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

CREDIT SUIS USA	5.5% 16 AUG 2011	13,941	13,912
CREDIT SUISSE COML MTG TR	5.311% 15 DEC 2039	6,875	5,312
CREDIT SUISSE COML MTG TR	6.020436% 15 JUN 2038	11,575	9,440
CREDIT SUISSE COML MTG TR	5.467% 15 SEP 2039	15,379	11,259
CREDIT SUISSE FIRST BOSTON	5% 15 MAY 2013	38,172	36,819
CREDIT SUISSE FIRST BOSTON MTG	6.38% 18 DEC 2035	15,326	14,554
CREDIT SUISSE FIRST BOSTON MTG	3.861% 15 MAR 2036	667	650
CREDIT SUISSE FIRST BOSTON MTG	1% 15 JAN 2037	6,030	5,541
CREDIT SUISSE FIRST BOSTON MTG	1% 15 FEB 2039	12,580	11,258
CREDIT SUISSE FIRST BOSTON USA	5.5% 15 AUG 2013	2,897	2,750
CREDIT SUISSE N Y	6% 15 FEB 2018	8,730	8,043
CSX CORP	6.15% 01 MAY 2037	1,978	2,175
CVS CAREMARK CORP	5.75% 01 JUN 2017	13,272	12,701
CVS CORP	5.75% 15 AUG 2011	2,814	2,829
CWABS ASSET	5.826% 25 OCT 2036	9,849	5,688
CWABS INC	1% 25 MAR 2020	1,100	1,071
CWABS INC	1% 25 FEB 2035	10,067	6,833
CWALT ALTERNATIVE LN TR	1% 25 JUL 2021	16,034	12,225
CWALT INC	3.855% 25 DEC 2035	3,746	1,843
CWHEQ HOME EQUITY LN TR	5.483% 25 JUL 2036	2,771	2,598
CYPRESS-FAIRBANKS TEX INDPT SC	5.25% 15 FEB 2022	633	632
DAIMLERCHRYSLER AUTO TR	4.71% 10 SEP 2012	5,033	4,628
DB MASTER FIN LLC	5.779% 20 JUN 2031	2,013	1,494
DEERE JOHN CAP CORP MTN BK ENT	4.875% 16 MAR 2009	9,172	9,090
DELHAIZE GROUP SA	6.5% 15 JUN 2017	5,653	4,936
DETROIT EDISON	6.19% 01 MAR 2013	14,438	14,132
DEUTSCHE BANK AG	5.375% 12 OCT 2012	13,885	14,219
DEUTSCHE BK FINL INC	7.5% 25 APR 2009	6,469	6,257
DEUTSCHE TELEKOM INTL	8.5% 15 JUN 2010	8,605	8,296
DIAGEO CAP PLC	7.375% 15 JAN 2014	13,038	13,942
DISCOVER CARD	0.50125% 16 APR 2012	11,371	9,598
DISNEY WALT COMPANY	4.7% 01 DEC 2012	13,058	13,426
DLJ COML MTG CORP	7.18% 10 NOV 2033	13,188	12,672
DLJ COML MTG CORP	1% 12 NOV 2031	596	552
DOMINION RES INC DEL	5.7% 17 SEP 2012	8,995	8,772
DOMINION RES INC VA NEW	6.4% 15 JUN 2018	2,930	2,859
DONNELLEY R R + SONS CO	4.95% 01 APR 2014	1,617	1,374
DONNELLEY R R + SONS CO	5.5% 15 MAY 2015	6,482	5,193
DU PONT E I DE NEMOURS + CO	5% 15 JAN 2013	5,525	5,587
DUKE CAP CORP	8% 01 OCT 2019	8,168	7,313
DUKE CAP LLC	5.668% 15 AUG 2014	13,369	11,921
DUKE ENERGY CAROLINAS LLC	5.1% 15 APR 2018	10,036	10,178
DUKE ENERGY CORP NEW	5.65% 15 JUN 2013	11,052	10,863
DUKE ENERGY CORP NEW	5.65% 15 JUN 2013	14,067	13,825
DUKE ENERGY FIELD SVCS LLC	7.875% 16 AUG 2010	1,835	1,584
DUKE WEEKS RLTY LTD PRTNSHP	7.75% 15 NOV 2009	6,484	5,159
DUKE WEKS REALTY CORP	6.95% 15 MAR 2011	2,024	1,667
EDISON MISSION ENERGY	7% 15 MAY 2017	2,159	1,927
EL PASO CORP	7.75% 15 JUN 2010	8,222	7,466
ELECTRONIC DATA SYS CORP NEW	6% 01 AUG 2013	9,508	9,806
EMBARQ CORP	7.995% 01 JUN 2036	12,722	8,630
EMBARQ CORP	7.082% 01 JUN 2016	12,217	9,457
EMBARQ CORP	6.738% 01 JUN 2013	503	425
ENERGY TRANSFER PARTNERS L P	6% 01 JUL 2013	13,565	12,090
ENERGY TRANSFER PARTNERS L P	6.7% 01 JUL 2018	6,238	5,176
ENERGY TRANSFER PARTNERS L P	7.5% 01 JUL 2038	7,257	5,503
ENTERGY GULF STS RECON FDG I L	1% 01 OCT 2013	4,408	4,429

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

ENTERPRISE PRODS OPER L P	5.6% 15 OCT 2014	2,700	2,221
ENTERPRISE PRODS OPER L P	5.6% 15 OCT 2014	9,564	8,200
ENTERPRISE PRODS OPER LLC	9.75% 31 JAN 2014	13,088	13,327
EQUIFAX INC	7% 01 JUL 2037	6,127	3,842
ERIE CNTY N Y TOB ASSET SECURI	6% 01 JUN 2028	5,991	3,869
ERP OPER LTD PARTNERSHIP	5.25% 15 SEP 2014	8,009	5,583
EUROPEAN INVT BK	5.125% 30 MAY 2017	6,557	7,250
EXELON CORP	6.75% 01 MAY 2011	5,655	5,208
FEDERAL RLTY INVT TR	5.4% 01 DEC 2013	12,987	9,294
FEDERAL RLTY INVT TR	5.65% 01 JUN 2016	5,638	3,705
FEDERAL RLTY INVT TR	6% 15 JUL 2012	2,514	2,016
FEDEX CORP	3.5% 01 APR 2009	981	983
FINANCING CORP CPN FICO STRIPS	0% 11 MAY 2013	3,663	5,208
FINANCING CORP CPN FICO STRIPS	0.01% 06 JUN 2013	12,761	16,673
FIRST NATIONWIDE TRUST	6.94% 25 AUG 2032	1,564	656
FIRST UN CORP	6.375% 15 JAN 2009	7,761	7,638
FIRSTENERGY CORP	6.45% 15 NOV 2011	15,357	13,418
FIRSTENERGY CORP	6.45% 15 NOV 2011	4,724	4,282
FISHER SCIENTIFIC INTL INC	6.75% 15 AUG 2014	1,150	1,085
FISHER SCIENTIFIC INTL INC	6.125% 01 JUL 2015	7,651	6,743
FLEET NATL BK PROVIDENCE R I	5.75% 15 JAN 2009	6,690	6,550
FORD CR AUTO OWNER TR	5.16% 15 APR 2013	15,300	12,519
FORD CR AUTO OWNER TR	5.4% 15 AUG 2011	17,112	16,637
FORD CR AUTO OWNER TR	5.8% 16 MAY 2011	2,013	1,369
FORTUNE BRANDS INC	4.875% 01 DEC 2013	3,325	3,050
FORTUNE BRANDS INC	5.375% 15 JAN 2016	3,281	2,943
FOUR TIMES SQUARE TR	7.795% 15 APR 2015	7,022	6,797
FPL GROUP CAP INC	5.625% 01 SEP 2011	12,071	12,251
FRANCE TELECOM SA	8.5% 01 MAR 2031	10,112	9,606
GAZ CAPITAL SA	6.212% 22 NOV 2016	12,662	8,438
GE COML MTG CORP	3.915% 10 NOV 2038	5,580	5,203
GE COML MTG CORP	4.863% 10 JUL 2045	10,522	9,615
GENERAL DYNAMICS CORP	5.25% 01 FEB 2014	16,533	17,024
GENERAL ELEC CAP CORP MTN	5.875% 14 JAN 2038	51,086	53,905
GENERAL ELEC CAP CORP MTN	6.15% 07 AUG 2037	20,822	24,225
GENERAL ELEC CAP CORP MTN	5.875% 14 JAN 2038	11,912	11,826
GENERAL ELEC CAP CORP MTN	5.875% 14 JAN 2038	1,091	1,478
GENERAL ELEC CAP CORP MTN	4.875% 04 MAR 2015	13,928	15,396
GENERAL ELEC CAP CORP MTN	4.8% 01 MAY 2013	13,764	13,570
GENERAL ELEC CAP CORP MTN	5.875% 14 JAN 2038	43,225	43,656
GENERAL MLS INC	5.65% 10 SEP 2012	6,699	6,782
GENERAL MLS INC	5.65% 10 SEP 2012	18,394	18,805
GENERAL MTRS ACCEP CORP	7.25% 02 MAR 2011	3,738	3,422
GENERAL MTRS ACCEP CORP	7% 01 FEB 2012	3,886	3,182
GENWORTH FINL INC	5.231% 16 MAY 2009	2,272	2,189
GENWORTH FINL INC	4.75% 15 JUN 2009	2,554	2,493
GENWORTH FINL INC	6.515% 22 MAY 2018	6,953	2,409
GENWORTH GLOBAL FDG TRS	5.2% 08 OCT 2010	6,036	4,770
GEORGIA PWR CO	6% 01 NOV 2013	5,936	6,244
GEORGIA PWR CO	5.4% 01 JUN 2018	3,710	3,644
GLAXOSMITHKLINE CAP INC	6.375% 15 MAY 2038	14,051	15,924
GLAXOSMITHKLINE CAP INC	6.375% 15 MAY 2038	22,081	25,024
GMAC LLC	2.4875% 15 MAY 2009	2,013	1,923
GMAC LLC	6.625% 15 MAY 2012	4,012	3,104

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

GOLDMAN SACHS GROUP	5.95% 18 JAN 2018	14,588	17,182
GOLDMAN SACHS GROUP INC	5.7% 01 SEP 2012	15,378	13,920
GOLDMAN SACHS GROUP INC	6.75% 01 OCT 2037	9,553	8,582
GOLDMAN SACHS GROUP INC	6.75% 01 OCT 2037	29,160	24,806
GOLDMAN SACHS GROUP INC	6.25% 01 SEP 2017	18,287	19,524
GOLDMAN SACHS GROUP INC	4.5% 15 JUN 2010	27,525	27,579
GOLDMAN SACHS GROUP INC	4.75% 15 JUL 2013	12,332	11,490
GOLDMAN SACHS GROUP INC	5.625% 15 JAN 2017	3,630	3,287
GOLDMAN SACHS GROUP INC	6.75% 01 OCT 2037	3,540	4,250
GREENWICH CAP COML FDG CORP	4.883% 10 JUN 2036	7,791	7,273
GREENWICH CAP COML FDG CORP	4.305% 10 AUG 2042	11,152	10,762
GREENWICH CAP COML FDG CORP	4.022% 05 JAN 2036	3,296	3,241
GREENWICH CAPITAL COMM FND	5.444% 10 MAR 2039	20,440	17,318
GREENWICH CAPITAL COMM FND	5.444% 10 MAR 2039	14,626	11,724
GS MTG SECS CORP	1% 25 DEC 2035	6,351	6,644
GS MTG SECS CORP	2.5625% 25 MAR 2046	1,633	1,516
GS MTG SECS CORP II	4.751% 10 JUL 2039	15,252	12,181
GS MTG SECS CORP II	5.76% 06 MAR 2020	3,222	2,064
GS MTG SECS CORP II	5.396% 10 AUG 2038	7,191	6,039
GS MTG SECS TR	5.479% 10 NOV 2039	26,508	21,936
GULF PWR CO	5.3% 01 DEC 2016	19,124	18,705
HANOVER INS GROUP INC	7.625% 15 OCT 2025	2,905	1,645
HARLEY DAVIDSON MOTORCYCLE	5.52% 15 NOV 2013	4,832	4,549
HEALTH CARE PPTY INVS INC	5.95% 15 SEP 2011	6,608	5,590
HEALTHCARE RLTY TR IN	8.125% 01 MAY 2011	6,697	4,608
HEALTHCARE RLTY TR INC	5.125% 01 APR 2014	3,373	2,147
HEINZ H J FIN CO	6% 15 MAR 2012	6,844	6,695
HONDA AUTO RECEIVABLES 2008 1	4.88% 18 SEP 2014	11,776	10,956
HOSPIRA INC	5.55% 30 MAR 2012	19,595	18,600
HOUSEHOLD FIN CORP	5.875% 01 FEB 2009	6,398	6,341
HOUSEHOLD FIN CORP	7% 15 MAY 2012	3,244	3,126
HRPT PPTYS TR	1% 16 MAR 2011	2,779	2,040
HSBC FIN CORP	6.75% 15 MAY 2011	17,136	16,539
HSBC FIN CORP	5.25% 14 JAN 2011	20,100	19,521
HSBC FIN CORP	5.5% 19 JAN 2016	4,965	4,972
HSBC HLDGS PLC	6.8% 01 JUN 2038	7,032	7,447
HSI ASSET SECURITIZATION CORP	1% 25 JAN 2036	4,332	797
HUNTINGTON NATL BK	4.375% 15 JAN 2010	5,074	4,815
HUTCHISON WHAMPOA INTL 03 13 L	6.5% 13 FEB 2013	7,255	6,911
HYUNDAI AUTO RECEIVABLES TR	5.25% 15 MAY 2013	11,174	9,783
HYUNDAI AUTO RECEIVABLES TR	5.04% 15 JAN 2012	3,725	3,619
ILLINOIS EDL FACS AUTH REVS	5% 01 JUL 2033	18,818	18,700
ILLINOIS PWR CO	6.125% 15 NOV 2017	3,922	3,522
ILLINOIS TOOL WKS INC	5.75% 01 MAR 2009	2,663	2,633
INDYMAC INDX MTG LN 2006 AR25	6.40071% 25 SEP 2036	43,242	20,070
INDYMAC MBS INC	1% 25 MAY 2036	5,288	2,429
INTERNATIONAL BUSINESS MACHS	8% 15 OCT 2038	11,449	15,413
INTERNATIONAL BUSINESS MACHS	5.7% 14 SEP 2017	10,990	11,624
INTERNATIONAL LEASE FIN CORP	6.375% 15 MAR 2009	6,591	6,186
INTERNATIONAL LEASE FIN CORP	3.5% 01 APR 2009	4,148	4,015
INTERNATIONAL PAPER CO	5.3% 01 APR 2015	5,907	4,199
INTERNATIONAL PAPER CO	4.25% 15 JAN 2009	2,691	2,677
INTERNATIONAL PAPER CO	7.95% 15 JUN 2018	4,228	3,342
INTERNATIONAL STL GROUP INC	6.5% 15 APR 2014	4,093	2,863

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

INTL BK FOR RECON + DEV	9.25% 15 JUL 2017	3,498	3,690
INTL LEASE FIN CORP MTN	5.750% 15 JUN 2017	2,879	2,937
INTL LEASE FIN CORP MTN	5.4% 15 FEB 2012	8,487	8,435
INTL LEASE FIN CORP MTN	5.750% 15 JUN 2011	2,011	1,468
INTL LEASE FIN CORP MTN	6.375% 25 MAR 2013	7,520	5,539
ITT CORP NEW	7.375% 15 NOV 2015	9,055	5,376
J P MORGAN CHASE + CO	5.75% 02 JAN 2013	10,813	10,622
J P MORGAN CHASE COML MTG	5.8611% 15 APR 2045	23,112	19,716
J P MORGAN CHASE COML MTG	5.818767% 15 JUN 2049	14,570	10,807
J P MORGAN CHASE COML MTG	5.198% 15 DEC 2044	8,600	7,664
J P MORGAN CHASE COML MTG	5.437% 12 DEC 2044	11,130	9,856
J P MORGAN CHASE COML MTG SEC	4.625% 15 MAR 2046	8,296	7,786
J P MORGAN CHASE COML MTG SECS	4.184% 12 JAN 2037	17,110	16,971
J P MORGAN CHASE COML MTG SECS	6.26% 15 MAR 2033	13,786	13,712
J P MORGAN CHASE COML MTG SECS	4.302% 15 JAN 2038	10,521	9,636
J P MORGAN CHASE COML MTG SECS	4.79% 15 OCT 2042	7,932	7,204
J P MORGAN CHASE COML MTG SECS	5.814% 12 JUN 2043	14,161	10,895
J P MORGAN CHASE COML MTG SECS	4.302% 15 JAN 2038	8,478	8,061
J P MORGAN MTG ACQUISITION TR	6% 25 NOV 2036	2,013	311
JANUS CAP GROUP INC	6.25% 15 JUN 2012	7,138	5,723
JEFFERIES GROUP INC NEW	7.75% 15 MAR 2012	4,122	3,456
JEFFERIES GROUP INC NEW	6.25% 15 JAN 2036	7,003	4,184
JOHNSON + JOHNSON	5.85% 15 JUL 2038	15,295	18,488
JP MORGAN CHASE COML	5.552% 12 MAY 2045	10,497	8,162
JP MORGAN CHASE	6.75% 01 FEB 2011	5,243	5,057
JP MORGAN CHASE	5.429% 12 DEC 2043	12,996	9,705
JP MORGAN CHASE BANK	6% 01 OCT 2017	9,096	10,155
JP MORGAN CHASE COML MTG	1% 15 AUG 2042	11,635	9,275
JP MORGAN CHASE COML MTG SECS	4.851% 15 AUG 2042	9,207	8,339
JP MORGAN CHASE COML MTG SECS	5.481% 12 DEC 2044	4,755	3,804
JP MORGAN MTG ACQUISITION TR	5.89% 25 NOV 2036	2,517	392
JPMORGAN CHASE + CO	6.4% 15 MAY 2038	16,519	19,770
JPMORGAN CHASE + CO	5.125% 15 SEP 2014	13,959	13,561
JPMORGAN CHASE + CO	6.4% 15 MAY 2038	6,227	7,503
KELLOGG CO	5.125% 03 DEC 2012	9,561	9,561
KELLOGG CO	5.125% 03 DEC 2012	13,385	13,385
KELLOGG CO	5.125% 03 DEC 2012	9,863	9,863
KINDER MORGAN ENERGY PARTNERS	5% 15 DEC 2013	13,678	12,467
KRAFT FOODS INC	7% 11 AUG 2037	8,378	7,969
KRAFT FOODS INC	6.5% 11 AUG 2017	5,004	5,060
KRAFT FOODS INC	6.875% 01 FEB 2038	2,000	2,012
KRAFT FOODS INC	6.125% 01 FEB 2018	10,019	9,865
KRAFT FOODS INC	6.75% 19 FEB 2014	13,376	13,895
KRAFT FOODS INC	6% 11 FEB 2013	2,409	2,455
KRAFT FOODS INC	6.125% 01 FEB 2018	17,339	16,869
KREDITANSTALT FUR WIEDERAUFBAU	4.875% 17 JAN 2017	5,734	6,302
KROGER CO	6.4% 15 AUG 2017	2,303	2,335
KROGER CO	6.75% 15 APR 2012	8,347	7,824
KROGER CO	6.2% 15 JUN 2012	5,615	5,430
KROGER CO	6.4% 15 AUG 2017	2,961	2,944
KROGER CO	6.8% 15 DEC 2018	2,686	2,643
KROGER CO	7.25% 01 JUN 2009	6,735	6,511
KROGER CO	6.15% 15 JAN 2020	6,728	6,556
KROGER CO	5% 15 APR 2013	3,121	3,004
LAFARGE SA	6.15% 15 JUL 2011	3,446	2,928

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

LB UBS	5.372% 15 SEP 2039	14,468	11,294
LB UBS COML MTG	5.424% 15 FEB 2040	7,759	6,199
LB UBS COML MTG TR	5.3% 15 NOV 2038	13,153	10,723
LB UBS COML MTG TR	4.647% 16 DEC 2011	17,200	14,975
LB UBS COML MTG TR	5.400344% 15 JUN 2029	3,621	3,145
LB UBS COML MTG TR	4.201% 15 DEC 2029	8,984	8,699
LB UBS COML MTG TR	1% 15 JUN 2038	14,776	11,677
LB UBS COML MTG TR	6.365% 15 DEC 2028	8,121	7,640
LB UBS COML MTG TR 2008 C1	6.1498% 15 APR 2041	7,151	5,312
LEHMAN BROS HLDGS INC	6.75% 28 DEC 2017	8,048	1
LEUCADIA NATL CORP	7% 15 AUG 2013	4,798	3,762
LIBERTY PPTY LTD PARTNERSHIP	7.75% 15 APR 2009	6,230	5,969
LIBERTY PPTY LTD PARTNERSHIP	5.5% 15 DEC 2016	2,499	1,498
LIBERTY PPTY LTD PARTNERSHIP	6.625% 01 OCT 2017	3,721	2,596
LIMITED INC	5.25% 01 NOV 2014	6,015	3,717
LIMITED INC	6.9% 15 JUL 2017	848	538
LINCOLN NATL CORP IN	1% 12 MAR 2010	5,436	4,775
LINCOLN NATL CORP IN	6.05% 20 APR 2067	7,598	3,624
LLOYDS TSB BANK	4% 17 NOV 2011	4,317	4,180
LOWES COS INC	5.6% 15 SEP 2012	2,613	2,657
LUBRIZOL CORP	4.625% 01 OCT 2009	2,724	2,670
LUBRIZOL CORP	4.625% 01 OCT 2009	4,828	4,747
M + I MARSHALL + ILSLEY BK	6.375% 01 SEP 2011	6,747	5,833
M + I MARSHALL + ILSLEY BK	2.5% 04 DEC 2012	20,538	16,067
M + T BK CORP	5.375% 24 MAY 2012	4,428	4,071
MACK CALI REALTY LP	5.05% 15 APR 2010	2,814	2,486
MACK CALI RLTY L P	5.125% 15 JAN 2015	4,002	2,534
MACK CALI RLTY L P	5.25% 15 JAN 2012	4,000	3,127
MACYS RETAIL HLDGS INC	5.35% 15 MAR 2012	16,097	11,965
MANUFACTURERS + TRADERS TR CO	1% 28 DEC 2020	5,202	3,684
MARSHALL + ILSLEY CORP	4.375% 01 AUG 2009	2,805	2,768
MASCO CORP	6.125% 03 OCT 2016	7,822	6,081
MASCO CORP	1% 12 MAR 2010	3,121	2,440
MASTR ASSET BACKED SECS TR	1% 25 AUG 2036	12,786	10,617
MASTR ASSET BACKED SECS TR2006	5.55% 25 OCT 2036	6,287	231
MBNA CORP SR MTN	7.5% 15 MAR 2012	7,785	7,358
MBNA CORP SR MTN	6.125% 01 MAR 2013	2,170	1,944
MBNA CR CARD MASTER NT TR	0.81625% 16 AUG 2021	9,858	5,998
MCGRAW HILL COS INC	6.55% 15 NOV 2037	5,515	3,964
MEDCO HEALTH SOLUTIONS INC	6.125% 15 MAR 2013	13,413	12,580
MEDCO HEALTH SOLUTIONS INC	7.25% 15 AUG 2013	1,893	1,659
MELLON FDG CORP	3.25% 01 APR 2009	3,684	3,696
MERRILL LYNCH + CO INC	6.4% 28 AUG 2017	14,074	14,121
MERRILL LYNCH + CO INC	6.875% 25 APR 2018	22,352	25,274
MERRILL LYNCH + CO INC	5.45% 05 FEB 2013	20,310	19,548
MERRILL LYNCH + CO INC	6% 17 FEB 2009	6,779	6,646
MERRILL LYNCH + CO INC	4.125% 15 JAN 2009	736	745
MERRILL LYNCH + CO INC	4.125% 10 SEP 2009	6,599	6,687
MERRILL LYNCH + CO INC	6.05% 16 MAY 2016	10,063	9,512
MERRILL LYNCH + CO INC	6.875% 25 APR 2018	14,983	15,796
MERRILL LYNCH MTG INVS INC	5.25% 25 AUG 2036	6,053	4,731
MERRILL LYNCH MTG TR	4.806% 12 SEP 2042	24,625	24,076
MERRILL LYNCH MTG TR	5.242321% 12 NOV 2037	6,845	5,650
MERRILL LYNCH MTG TR	5.403% 12 JUL 2034	7,440	7,217
MERRILL LYNCH MTG TR	5.393859% 12 NOV 2037	4,049	3,638
METLIFE INC	5% 15 JUN 2015	19,076	17,917

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

MICHIGAN TOB SETTLEMENT FIN	7.309% 01 JUN 2034	23,270	13,378
MID ST TR IV	8.33% 01 APR 2030	11,183	9,363
MIDAMERICAN ENERGY HLDGS CO	6.5% 15 SEP 2037	6,267	7,665
MIDAMERICAN ENERGY HLDGS CO	5.875% 01 OCT 2012	2,919	2,912
MIDAMERICAN FDG LLC	6.75% 01 MAR 2011	10,392	9,117
ML CFC COML MTG TR	5.7% 12 SEP 2049	5,973	4,186
ML CFC COML MTG TR	5.434139% 12 FEB 2039	55,994	44,594
ML CFC COML MTG TR	5.7% 12 SEP 2049	14,946	10,325
ML CFC COML MTG TR	6.104334% 12 JUN 2046	7,795	6,130
MOHAWK INDS INC	1% 15 JAN 2016	7,266	5,872
MORGAN J P + CO	6% 15 JAN 2009	6,549	6,446
MORGAN J P + CO INC	6.25% 15 JAN 2009	6,558	6,446
MORGAN STANLEY	5.95% 28 DEC 2017	7,328	6,100
MORGAN STANLEY	4.75% 01 APR 2014	20,296	21,477
MORGAN STANLEY	5.45% 09 JAN 2017	8,176	7,220
MORGAN STANLEY	5.750% 18 OCT 2016	6,418	5,583
MORGAN STANLEY	5.750% 18 OCT 2016	4,544	5,160
MORGAN STANLEY CAP I INC	4.89% 12 JUN 2047	25,205	20,417
MORGAN STANLEY CAP I INC	4.989% 13 AUG 2042	20,483	17,272
MORGAN STANLEY CAP I INC	4.78% 13 DEC 2041	12,648	10,794
MORGAN STANLEY CAP I INC	5.09% 12 OCT 2052	6,681	5,815
MORGAN STANLEY CAP I INC	1% 14 JAN 2042	8,227	8,022
MORGAN STANLEY CAP I TR	5.914% 12 AUG 2041	13,362	11,419
MORGAN STANLEY CAP I TR	5.80304% 13 JUN 2042	8,486	6,456
MORGAN STANLEY CAP I TR HQ13	5.569% 15 DEC 2044	12,451	8,430
MORGAN STANLEY CAPITOL I	5.325% 15 DEC 2043	5,061	3,529
MORGAN STANLEY DEAN WITTER CAP	8.162% 03 SEP 2015	12,204	12,281
MORGAN STANLEY GROUP INC	5.25% 02 NOV 2012	12,557	11,445
MORGAN STANLEY GROUP INC	6.625% 01 APR 2018	26,941	22,963
MORGAN STANLEY GROUP INC	6.25% 28 AUG 2017	2,011	1,715
MORGAN STANLEY GROUP INC	5.3% 01 MAR 2013	13,282	12,143
MORGAN STANLEY GROUP INC	6.75% 15 APR 2011	9,552	9,113
MOTOROLA INC	7.625% 15 NOV 2010	598	464
NATIONAL CITY BK CLEVELAND	6.25% 15 MAR 2011	5,852	5,415
NATIONAL GRID PLC	6.3% 01 AUG 2016	10,046	8,772
NATIONAL SEMICONDUCTOR CORP	6.6% 15 JUN 2017	12,584	8,906
NATIONWIDE HEALTH PPTYS INC	6.5% 15 JUL 2011	6,440	5,757
NATL CITY BK CLEVELAND OH MTBN	3.29875% 18 JUN 2010	5,391	5,657
NAVISTAR FINANCIAL CORP OWNER	3.53% 15 OCT 2012	8,588	8,708
NEVADA PWR CO	6.75% 01 JUL 2037	3,421	2,964
NEVADA PWR CO	6.5% 01 AUG 2018	5,046	4,883
NEW YORK LIFE GLOBAL FDG	5.25% 16 OCT 2012	7,648	7,506
NEW YORK LIFE GLOBAL FDG	4.65% 09 MAY 2013	13,567	13,133
NEWELL RUBBERAMID INC	5.5% 15 APR 2013	13,565	11,909
NEWS AMER HLDGS INC	9.25% 01 FEB 2013	4,712	4,444
NEWS AMER HLDGS INC	7.7% 30 OCT 2025	9,523	7,504
NEWS AMER INC	6.4% 15 DEC 2035	1,693	1,582
NEWS AMER INC	6.65% 15 NOV 2037	7,471	9,367
NISOURCE FIN CORP	7.875% 15 NOV 2010	13,220	11,332
NISOURCE FIN CORP	7.875% 15 NOV 2010	4,634	3,685
NISOURCE FIN CORP	6.8% 15 JAN 2019	7,313	4,684
NISOURCE FIN CORP	6.06438% 23 NOV 2009	2,325	2,086
NISOURCE FIN CORP	5.25% 15 SEP 2017	7,022	4,272
NISSAN AUTO RECEIVABLES OWNER	5.05% 17 NOV 2014	5,535	5,192

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

NOMURA ASSET ACCEP CORP	9.664% 25 FEB 2035	4,432	2,712
NOMURA ASSET ACCEP CORP	5.159% 25 MAR 2035	5,644	4,194
NORFOLK SOUTHN CORP	6.75% 15 FEB 2011	3,273	2,953
NORFOLK SOUTHN CORP	5.75% 01 APR 2018	2,016	1,959
NORSK HYDRO A S	6.36% 15 JAN 2009	1,934	1,894
NORTHERN STS PWR CO MN	6.2% 01 JUL 2037	7,443	7,770
NORTHROP GRUMMAN CORP	7.125% 15 FEB 2011	3,429	3,245
NUCOR CORP	5% 01 DEC 2012	7,015	6,879
NYSE EURONEXT	4.8% 28 JUN 2013	10,043	9,765
NYSE EURONEXT	4.8% 28 JUN 2013	4,513	4,394
OHIO PWR CO	5.53% 05 APR 2010	6,544	6,123
ONTARIO PROV CDA	4.5% 03 FEB 2015	25,326	25,952
ORACLE CORP	4.95% 15 APR 2013	6,542	6,747
ORACLE CORP	4.95% 15 APR 2013	3,160	3,259
OWENS CORNING NEW	6.5% 01 DEC 2016	3,789	3,048
PACIFIC BELL	6.625% 15 OCT 2034	7,416	6,063
PACIFIC GAS + ELEC CO	4.2% 01 MAR 2011	5,523	5,470
PACIFIC GAS + ELEC CO	5.625% 30 NOV 2017	6,008	6,187
PACIFIC GAS + ELEC CO	8.25% 15 OCT 2018	3,155	3,629
PACIFIC GAS + ELEC CO	3.6% 01 MAR 2009	6,726	6,726
PACIFIC GAS + ELEC CO	3.6% 01 MAR 2009	3,621	3,614
PACKAGING CORP AMER	5.75% 01 AUG 2013	690	624
PARKER HANNIFIN CORP MEDIUM	6.25% 15 MAY 2038	6,138	6,059
PECO ENERGY TRANSITION TR	6.52% 31 DEC 2010	8,730	8,522
PENNEY J C INC	7.95% 01 APR 2017	5,260	3,608
PENNEY JC CORP INC	5.75% 15 FEB 2018	3,888	2,606
PERU REP	9.875% 06 FEB 2015	9,723	10,188
PERU REP	8.375% 03 MAY 2016	4,069	4,339
PETRA CRE CDO	6.27% 31 DEC 2047	4,910	4,910
PETRO CDA	9.25% 15 OCT 2021	11,670	9,579
PG+E ENERGY RECOVERY FDG LLC	3.87% 25 JUN 2011	1,633	1,635
PG+E ENERGY RECOVERY FDG LLC	4.14% 25 SEP 2012	19,658	19,960
PG+E ENERGY RECOVERY FDG LLC	4.85% 25 JUN 2011	484	486
PG+E ENERGY RECOVERY FDG LLC	5.03% 25 MAR 2014	2,503	2,529
PHILIP MORRIS INTL INC	5.65% 16 MAY 2018	13,254	13,174
PHILLIPS PETE CO	6.65% 15 JUL 2018	2,775	3,157
PITNEY BROWES INC GLOBAL	5.25% 15 JAN 2037	5,802	5,141
POTASH CORP SASK INC	4.875% 01 MAR 2013	6,507	6,196
POTOMAC ELEC PWR CO	6.5% 15 NOV 2037	9,811	9,729
PPG INDS INC	5.75% 15 MAR 2013	13,383	13,242
PPG INDS INC	5.75% 15 MAR 2013	5,937	5,874
PRAXAIR INC	4.625% 30 MAR 2015	15,080	15,201
PRAXAIR INC	6.375% 01 APR 2012	8,519	8,977
PREMCOR REFNG GROUP INC	7.5% 15 JUN 2015	3,285	2,810
PRESIDENT + FELLOWS HARVARD	5% 15 JAN 2014	17,492	18,019
PROGRESS ENERGY INC	7.1% 01 MAR 2011	2,156	1,916
PROLOGIS	5.5% 01 APR 2012	15,919	9,644
PROLOGIS	6.625% 15 MAY 2018	9,924	4,719
PRUDENTIAL FINL INC	5.15% 15 JAN 2013	4,030	3,271
PRUDENTIAL FINL INC	5.1% 14 DEC 2011	4,429	3,963
PSE+G TRANSITION FDG LLC	6.45% 15 MAR 2013	14,270	13,841
PUBLIC SVC CO COLO	7.875% 01 OCT 2012	3,166	3,176
QUEBEC PROV CDA	4.6% 26 MAY 2015	25,174	24,563
QWEST CORP	8.875% 15 MAR 2012	6,019	5,215
QWEST CORP	8.875% 15 MAR 2012	331	279
QWEST CORPORATION	7.5% 01 OCT 2014	6,330	5,181

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

RAAC	1% 25 AUG 2036	1,161	1,070
RALI SER 2006 QO6 TR	3.315% 25 JUN 2046	1,236	608
RALI SER 2006 QS7 TR	6% 25 JUN 2036	9,753	6,006
RAYTHEON CO	6.4% 15 DEC 2018	4,787	4,904
RAYTHEON CO	5.5% 15 NOV 2012	2,474	2,544
REGENCY CTRS L P	5.25% 01 AUG 2015	2,720	1,801
REGENCY CTRS L P	5.875% 15 JUN 2017	2,906	1,849
REGIONS FINL CORP	6.375% 15 MAY 2012	6,689	5,664
RELIANT ENERGY TRANS BD CO	5.63% 15 SEP 2015	4,819	4,584
RENAISSANCEHOME EQUITY LN TR	5.17813% 25 NOV 2034	11,750	7,411
REPUBLIC SVCS INC	6.75% 15 AUG 2011	7,065	6,735
RESIDENTIAL ASSET SEC MTG PASS	1.6% 25 MAY 2033	320	233
RESIDENTIAL FDG MTG SECS I INC	5.241773% 25 AUG 2035	6,654	3,997
RESIDENTIAL FDG MTG SECS II	4.46% 25 MAY 2035	780	775
REYNOLDS AMERN INC	7.625% 01 JUN 2016	6,369	5,031
REYNOLDS AMERN INC	7.25% 01 JUN 2012	6,585	5,792
RIO TINTO FIN USA LTD	7.125% 15 JUL 2028	7,499	5,330
RIO TINTO FIN USA LTD	5.875% 15 JUL 2013	6,540	5,212
ROGERS WIRELESS INC	7.25% 15 DEC 2012	6,026	5,410
ROHM + HAAS CO	5.6% 15 MAR 2013	4,630	4,472
ROYAL BANK OF SCOTLAND GRP PLC	1% 31 AUG 2049	2,034	1,947
ROYAL BK CDA MONTREAL QUE	4.125% 26 JAN 2010	11,173	11,413
ROYAL BK SCOTLAND GROUP PLC	5% 01 OCT 2014	9,714	10,356
ROYAL BK SCOTLAND GROUP PLC	6.4% 01 APR 2009	4,095	4,013
ROYAL BK SCOTLAND GROUP PLC	5% 01 OCT 2014	7,137	6,213
ROYAL KPN NV	8% 01 OCT 2010	1,287	1,219
ROYAL KPN NV	8.375% 01 OCT 2030	1,301	1,251
RSB BONDCO LLC	5.469% 01 OCT 2014	17,971	18,035
RSHB CAP S A	7.75% 29 MAY 2018	21,758	13,961
RSHB CAP SA (OJSC)	6.299% 15 MAY 2017	6,830	3,905
RUSSIAN FEDN	7.5% 31 MAR 2030	15,200	14,958
SAFEWAY INC	6.5% 01 MAR 2011	1,598	1,515
SAFEWAY INC	6.35% 15 AUG 2017	10,118	9,456
SALOMON BROS MTG SECS VII INC	3.95% 25 JAN 2033	5,713	5,071
SANWA BK LTD N Y BRH	7.4% 15 JUN 2011	2,289	1,949
SAXON ASSET SECS TR	3.89625% 25 AUG 2032	113	111
SBC COMMUNICATIONS INC	5.3% 15 NOV 2010	16,077	16,373
SBC COMMUNICATIONS INC	5.3% 15 NOV 2010	27,756	28,756
SEARIVER MARITIME FINL HLDGS	0.01% 01 SEP 2012	9,208	9,485
SIERRA PAC PWR CO	6.75% 01 JUL 2037	1,769	1,527
SIMON PPTY GROUP L P	5.625% 15 AUG 2014	4,949	3,411
SIMON PPTY GROUP L P	5% 01 MAR 2012	7,709	6,125
SIMON PPTY GROUP L P	5% 01 MAR 2012	8,624	6,841
SIMON PPTY GROUP LP	5.3% 30 MAY 2013	13,256	9,935
SIMON PPTY GROUP LP	5.75% 01 MAY 2012	5,524	4,426
SLM CORP	5% 01 OCT 2013	1,480	1,441
SLM CORP	8.45% 15 JUN 2018	5,930	6,368
SLM CORP	5.375% 15 MAY 2014	958	747
SLM CORP	5% 01 OCT 2013	257	216
SLM CORP	8.45% 15 JUN 2018	6,218	5,015
SLM CORP	5.125% 27 AUG 2012	3,135	2,712
SLM CORP	5.375% 15 JAN 2013	7,277	6,052
SMALL BUSINESS ADMIN	7.06% 01 NOV 2019	4,421	4,647
SMALL BUSINESS ADMIN	5.68% 01 JUN 2028	23,612	24,512
SOUTHERN CA EDISON CO	5.75% 15 MAR 2014	8,714	9,179
SOUTHERN CA EDISON CO	5.75% 15 MAR 2014	13,622	14,348
SOUTHERN CA EDISON CO	4.65% 01 APR 2015	4,314	4,317
SOUTHERN CO	5.3% 15 JAN 2012	1,307	1,322

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

SOUTHWESTERN ELEC PWR CO	5.875% 01 MAR 2018	15,548	14,382
SOVEREIGN BANCORP INC	1% 01 SEP 2010	9,318	8,579
SOVEREIGN BANCORP INC	1% 23 MAR 2010	2,316	2,049
SOVEREIGN BK	5.125% 15 MAR 2013	6,645	5,904
SPRINT CAP CORP	6.875% 15 NOV 2028	3,962	2,755
SPRINT CAP CORP	7.625% 30 JAN 2011	7,283	5,884
SPRINT CAP CORP	8.375% 15 MAR 2012	5,735	3,946
SPRINT NEXTEL CORP	6% 01 DEC 2016	8,880	6,388
STARWOOD HOTELS + RESORTS WORL	1% 01 MAY 2012	5,324	3,810
STEEL CAPITAL	9.75% 29 JUL 2013	2,819	1,494
SUNCOR ENERGY INC	6.1% 01 JUN 2018	14,983	12,927
SWAPTION 317U279A4	FEB 09 3.5 CALL	2,437	8,537
SWAPTION 317U168A8	JUL 09 4.2 CALL	(356)	(1,455)
SWAPTION 317U280A1	FEB 09 4.3 CALL	(572)	(2,634)
SWAPTION 317U169A7	JUL 09 3.6 CALL	348	1,331
SWAPTION 317U296A3	FEB 08 4.6 CALL	(1,745)	(7,803)
SWAPTION 317U375A7	AUG 09 3.45 CALL	615	1,870
SWAPTION 317U376A6	AUG 09 4.15 CALL	(606)	(2,106)
SWAPTION 317U381A9	AUG 09 3.45 CALL	452	1,403
SWAPTION 317U382A8	AUG 09 4.4 CALL	(465)	(1,745)
SWAPTION 317U383A7	AUG 09 3.45 CALL	1,279	4,208
SWAPTION 317U384A6	AUG 09 4.4 CALL	(1,326)	(5,234)
SWU0111J2 IRS USD P F 3.00000	3% 17 JUN 2029	(40,270)	(41,232)
SWU0111J2 IRS USD R V 03MLIBOR	1% 17 JUN 2029	37,805	40,270
SWU0113J0 IRS USD P F 3.00000	3% 17 JUN 2029	(4,027)	(4,123)
SWU0113J0 IRS USD R V 03MLIBOR	1% 17 JUN 2029	3,778	4,027
SWU0143J4 IRS USD P F 3.00000	3% 17 JUN 2029	(4,027)	(4,123)
SWU0143J4 IRS USD R V 03MLIBOR	1% 17 JUN 2029	3,839	4,027
SWU0252E2 IRS USD P F 5.00000	5% 17 DEC 2038	(70,472)	(102,564)
SWU0252E2 IRS USD R V 03MLIBOR	1% 17 DEC 2038	70,549	70,472
SWU0260H5 IRS USD P V 03MLIBOR	1% 17 JUN 2014	(24,162)	(24,162)
SWU0260H5 IRS USD R F 4.00000	4% 17 JUN 2014	25,757	26,103
SWU0261E1 IRS USD P F 5.00000	5% 17 DEC 2028	(10,067)	(13,475)
SWU0261E1 IRS USD R V 03MLIBOR	1% 17 DEC 2028	9,468	10,067
SWU0274E6 IRS USD P V 03MLIBOR	1% 17 DEC 2013	(114,769)	(114,769)
SWU0274E6 IRS USD R F 4.00000	4% 17 DEC 2013	114,620	124,725
SWU0279C5 IRS USD P F 4.00000	4% 17 JUN 2011	(20,135)	(21,039)
SWU0279C5 IRS USD R V 03MLIBOR	1% 17 JUN 2011	19,411	20,135
SWU0300E4 IRS USD P F 5.00000	5% 17 DEC 2028	(148,999)	(199,437)
SWU0300E4 IRS USD R V 03MLIBOR	1% 17 DEC 2028	149,900	148,999
SWU031143 TRS USD P F .00000	0% 20 FEB 2009	(16,108)	(17,872)
SWU031143 TRS USD R F .00000	0% 20 FEB 2009	17,210	16,108
SWU0338C4 IRS USD P F 4.00000	4% 18 JUN 2010	(66,445)	(68,953)
SWU0338C4 IRS USD R V 03M3ML	1% 18 JUN 2010	64,196	66,445
SWU0362E9 IRS USD P F 5.00000	5% 17 DEC 2028	(34,229)	(45,817)
SWU0362E9 IRS USD R V 03MLIBOR	1% 17 DEC 2028	34,386	34,229
SWU0390E5 IRS USD P F 5.00000	5% 17 DEC 2028	(18,121)	(24,256)
SWU0390E5 IRS USD R V 03MLIBOR	1% 17 DEC 2028	17,849	18,121
SWU0398E7 IRS USD P F 4.00000	4% 17 JUN 2011	(94,634)	(98,882)
SWU0398E7 IRS USD R V 06MLIBOR	1% 17 JUN 2011	91,262	94,634
SWU0407E6 IRS USD P F 5.00000	5% 17 DEC 2038	(54,364)	(79,121)
SWU0407E6 IRS USD R V 03MLIBOR	1% 17 DEC 2038	50,612	54,364
SWU0526E2 IRS USD P V 03MLIBOR	1% 17 DEC 2015	(8,054)	(8,054)
SWU0526E2 IRS USD R F 5.00000	5% 17 DEC 2015	9,505	9,421

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

SWU0543E1 IRS USD P V 03MLIBOR	1% 17 DEC 2013	(72,486)	(72,486)
SWU0543E1 IRS USD R F 4.00000	4% 17 DEC 2013	71,210	78,774
SWU0674E2 IRS USD P F 5.00000	5% 17 DEC 2038	(4,027)	(5,861)
SWU0674E2 IRS USD R V 03MLIBOR	1% 17 DEC 2038	3,697	4,027
SWU0752D9 IRS USD P V 06MLIBOR	1% 17 JUN 2010	(161,080)	(161,080)
SWU0752D9 IRS USD R F 4.00000	4% 17 JUN 2010	163,845	165,289
SWU0787H9 IRS USD P F 4.00000	4% 17 JUN 2024	(38,256)	(43,670)
SWU0787H9 IRS USD R V 03MLIBOR	1% 17 JUN 2024	31,772	38,256
SWU0795E6 IRS USD P V 03MLIBOR	1% 17 DEC 2013	(108,729)	(108,729)
SWU0795E6 IRS USD R F 4.00000	4% 17 DEC 2013	111,226	118,161
SWU0806H6 IRS USD P V 03MLIBOR	1% 17 JUN 2014	(18,121)	(18,121)
SWU0806H6 IRS USD R F 4.00000	4% 17 JUN 2014	19,287	19,577
SWU0882H3 IRS USD P V 03MLIBOR	1% 17 JUN 2016	(40,270)	(40,270)
SWU0882H3 IRS USD R F 4.00000	4% 17 JUN 2016	43,290	44,219
SWU0884H1 IRS USD P V 03MLIBOR	1% 17 JUN 2016	(6,040)	(6,040)
SWU0884H1 IRS USD R F 4.00000	4% 17 JUN 2016	6,493	6,633
SWU0904H7 IRS USD P V 06MLIBOR	1% 17 JUN 2014	(289,943)	(289,943)
SWU0904H7 IRS USD R F 4.00000	4% 17 JUN 2014	309,204	313,232
TALISMAN ENERGY INC	5.85% 01 FEB 2037	587	700
TALISMAN ENERGY INC	6.25% 01 FEB 2038	3,206	3,436
TARGET CORP	5.375% 01 MAY 2017	15,061	13,737
TCI COMMUNICATIONS INC	7.875% 15 FEB 2026	1,391	1,567
TELECOM ITALIA CAP	4.95% 30 SEP 2014	5,710	4,828
TELECOM ITALIA CAP	4.95% 30 SEP 2014	13,626	11,036
TELECOM ITALIA CAP	4% 15 JAN 2010	11,145	10,281
TELECOM ITALIA CAP	5.25% 15 NOV 2013	5,837	4,606
TELECOM ITALIA CAP	7.721% 04 JUN 2038	2,218	2,563
TELEFONICA EMISIONES S A U	5.984% 20 JUN 2011	14,094	13,901
TELEFONICA EMISIONES S A U	7.045% 20 JUN 2036	2,011	2,857
TELEFONICA EMISIONES S A U	5.984% 20 JUN 2011	6,544	6,454
TELEFONICA EMISIONES S A U	5.855% 04 FEB 2013	3,222	3,132
TEVA PHARMACEUTICAL FIN CO LLC	6.15% 01 FEB 2036	6,241	6,171
TEXACO CAP INC	5.5% 15 JAN 2009	4,221	4,132
THE ROYAL BANK OF SCOT	4.625% 14 NOV 2011	8,571	8,483
THOMSON REUTERS CORP	5.95% 15 JUL 2013	13,723	12,841
TIAA GLOBAL MKTS INC	5.125% 10 OCT 2012	12,068	11,908
TIAA SEASONED COML MTG TR	1% 15 AUG 2039	4,246	3,642
TIME WARNER CABLE INC	7.3% 01 JUL 2038	12,045	12,551
TIME WARNER CABLE INC	6.2% 01 JUL 2013	13,361	12,665
TIME WARNER CABLE INC	5.85% 01 MAY 2017	3,616	3,311
TIME WARNER CABLE INC	6.75% 01 JUL 2018	10,470	9,984
TIME WARNER INC	9.125% 15 JAN 2013	8,911	7,982
TIME WARNER INC	6.625% 15 MAY 2029	26,457	23,301
TIME WARNER INC NEW	6.5% 15 NOV 2036	2,615	2,373
TOBACCO SETTLEMENT AUTH IOWA	6.5% 01 JUN 2023	2,114	1,530
TOBACCO SETTLEMENT FIN AUTH WE	7.467% 01 JUN 2047	11,376	6,506
TOBACCO SETTLEMENT FING CORP	5.875% 15 MAY 2039	4,618	3,761
TOLL BROS FIN CORP	6.875% 15 NOV 2012	2,535	2,108
TRANSOCEAN INC	6% 15 MAR 2018	6,270	5,593
TRAVELERS COS INC	5.75% 15 DEC 2017	7,430	7,163
TXU AUSTRALIA HLDGS PTY LTD	6.15% 15 NOV 2013	5,379	5,044
TYCO INTL GROUP S A	6% 15 NOV 2013	3,738	3,401
U S DEPT VETERAN AFFAIRS REMIC	6% 15 APR 2009	1,006	946
UBS AG STAMFORD BRH	5.875% 20 DEC 2017	10,055	9,248
UBS AG STAMFORD BRH MEDIUM	5.75% 25 APR 2018	10,005	9,137
UFJ FIN ARUBA A E C	6.75% 15 JUL 2013	16,183	14,268

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

UNION BK CALIF	5.95% 11 MAY 2016	5,789	4,687
UNION PAC CORP	5.45% 31 JAN 2013	9,141	8,886
UNION PAC CORP	5.75% 15 NOV 2017	13,984	13,269
UNION PAC CORP	3.875% 15 FEB 2009	8,031	8,069
UNION PAC CORP	3.625% 01 JUN 2010	2,699	2,694
UNION PLANTERS CORP	7.75% 01 MAR 2011	4,606	4,069
UNITED AIRLS PASS THRU TRS	9.56% 19 OCT 2018	8,956	3,283
UNITED HEALTH GROUP INC	5.25% 15 MAR 2011	7,616	7,100
UNITED KINGDOM (GOVERNMENT OF)	4.25% 07 MAR 2011	12,633	12,413
UNITED KINGDOM TREASURY	5% 07 MAR 2012	35,795	35,279
UNITED PARCEL SVC INC	6.2% 15 JAN 2038	8,778	9,656
UNITED STATES CELLULAR CORP	6.7% 15 DEC 2033	7,386	5,877
UNITED STS STL CORP NEW	5.65% 01 JUN 2013	4,564	3,494
UNITED TECHNOLOGIES CORP	5.375% 15 DEC 2017	5,928	6,005
UNITED TECHNOLOGIES CORP	6.125% 15 JUL 2038	8,532	9,286
UNITEDHEALTH GROUP INC	5.125% 15 NOV 2010	4,928	4,815
UNITEDHEALTH GROUP INC	6% 15 FEB 2018	6,035	5,573
UNITEDHEALTH GROUP INC	6.875% 15 FEB 2038	1,983	1,763
UNITEDHEALTH GROUP INC	4.125% 15 AUG 2009	2,398	2,379
UNITEDHEALTH GROUP INC	5.375% 15 MAR 2016	6,018	5,323
UNITEDHEALTH GROUP INC	5.5% 15 NOV 2012	3,685	3,394
USA WASTE SVCS INC	7% 15 JUL 2028	1,261	1,002
VALE OVERSEAS LTD	6.25% 23 JAN 2017	5,996	5,695
VALE OVERSEAS LTD	6.25% 23 JAN 2017	12,292	11,675
VALERO ENERGY CORP NEW	6.875% 15 APR 2012	6,957	6,378
VEOLIA ENVIRONMENT	6% 01 JUN 2018	4,714	4,173
VEOLIA ENVIRONNEMENT	5.25% 03 JUN 2013	9,836	9,025
VERIZON COMMUNICATIONS INC	8.95% 01 MAR 2039	4,122	5,462
VERIZON COMMUNICATIONS INC	5.25% 15 APR 2013	3,811	3,840
VERIZON COMMUNICATIONS INC	6.1% 15 APR 2018	9,009	8,948
VERIZON COMMUNICATIONS INC	8.95% 01 MAR 2039	3,141	4,161
VERIZON GLOBAL FDG CORP	6.875% 15 JUN 2012	8,581	8,204
VERIZON GLOBAL FDG CORP	4.9% 15 SEP 2015	3,373	3,312
VERIZON GLOBAL FDG CORP	5.85% 15 SEP 2035	6,297	6,310
VERIZON NEW JERSEY INC	5.875% 17 JAN 2012	4,050	3,964
VERIZON VA INC	4.625% 15 MAR 2013	13,696	13,514
VERIZON WIRELESS CAP	8.5% 15 NOV 2018	5,379	6,370
VIACOM INC	6.875% 30 APR 2036	13,002	13,446
VIRGINIA ELEC + PWR CO	5.95% 15 SEP 2017	7,020	7,094
VIRGINIA ELEC + PWR CO	5.1% 30 NOV 2012	6,038	5,905
VIRGINIA ELEC + PWR CO	5.1% 30 NOV 2012	13,486	13,189
VIRGINIA ELEC + PWR CO	5.4% 30 APR 2018	3,217	3,118
VODAFONE AIRTOUCH PLC	7.75% 15 FEB 2010	7,695	7,408
VODAFONE GROUP PLC NEW	5.35% 27 FEB 2012	12,779	12,623
VODAFONE GROUP PLC NEW	5.5% 15 JUN 2011	5,621	5,619
VOLKSWAGEN AUTO LN ENHANCED TR	4.5% 20 JUL 2012	4,731	4,460
VULCAN MATLS CO	5.6% 30 NOV 2012	6,530	5,570

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

WACHOVIA BK COML MTG TR	1% 15 JUN 2049	16,409	12,691
WACHOVIA BK COML MTG TR	1% 15 JUL 2045	14,944	11,659
WACHOVIA BK COML MTG TR	5.509% 15 APR 2047	14,647	10,724
WACHOVIA BK COML MTG TR	1% 15 JUN 2049	14,889	10,844
WACHOVIA BK NATL ASSN	4.875% 01 FEB 2015	9,897	11,277
WACHOVIA BK NATL ASSN MED TERM	4.8% 01 NOV 2014	6,967	7,501
WACHOVIA BK NATL ASSN MTN SUB	3.14875% 15 MAR 2016	19,632	18,928
WACHOVIA CORP	5.5% 01 MAY 2013	8,739	8,661
WACHOVIA CORP	5.5% 01 MAY 2013	6,730	6,670
WACHOVIA CORP 2ND NEW	4.875% 15 FEB 2014	1,794	2,035
WACHOVIA CORP NEW	5.3% 15 OCT 2011	9,690	9,709
WACHOVIA CORP NEW	5.3% 15 OCT 2011	13,669	13,205
WACHOVIA CORP NEW	5.35% 15 MAR 2011	6,040	5,764
WAL MART STORES INC	5.25% 01 SEP 2035	3,811	4,310
WALT DISNEY CO	5.7% 15 JUL 2011	19,493	20,722
WAMU MTG PASS THROUGH CTFS	1% 25 OCT 2045	5,675	968
WAMU MTG PASS THROUGH CTFS	4.6697% 25 APR 2035	2,511	2,346
WAMU MTG PASS THROUGH CTFS	4.134% 25 AUG 2034	6,751	6,579
WASTE MGMT INC DEL	7.375% 15 MAY 2029	1,115	859
WASTE MGMT INC DEL	7.375% 01 AUG 2010	2,267	2,040
WEATHERFORD INTL LTD	5.15% 15 MAR 2013	2,612	2,305
WEATHERFORD INTL LTD	6% 15 MAR 2018	1,101	930
WELLPOINT INC	4.25% 15 DEC 2009	8,536	8,423
WELLPOINT INC	5.875% 15 JUN 2017	8,431	7,788
WELLS FARGO + CO NEW	4.95% 16 OCT 2013	8,829	8,944
WELLS FARGO + CO NEW	2% 01 APR 2009	6,700	6,756
WELLS FARGO + CO NEW	6.375% 01 AUG 2011	5,991	5,344
WELLS FARGO BK N A	6.45% 01 FEB 2011	5,665	5,844
WELLS FARGO BK NATL ASSN	4.75% 09 FEB 2015	9,413	10,190
WELLS FARGO CAP XIII	7.7% 29 DEC 2049	16,641	13,543
WESTERN FINL BK	9.625% 15 MAY 2012	3,620	3,174
WESTERN UN CO	5.93% 01 OCT 2016	8,554	7,313
WFS FINL 2005 2 ONER TR	4.57% 19 NOV 2012	3,523	3,466
WILLIAMS COS INC	7.875% 01 SEP 2021	2,109	1,540
WILLIAMS COS INC	7.875% 01 SEP 2021	2,706	1,925
WILLIAMSON CNTY TEX	6% 15 AUG 2014	543	539
WILLIS NORTH AMER INC	6.2% 28 MAR 2017	6,317	4,394
WISCONSIN ST	5% 01 MAY 2015	1,184	1,239
WORLD SVGS BK FSB OAKLAND CA	1% 22 MAR 2011	21,625	22,046
WPP FIN UK	5.875% 15 JUN 2014	3,513	3,703
WYETH	5.5% 01 FEB 2014	4,684	4,622
WYETH	5.5% 01 FEB 2014	4,728	4,704
WYNDHAM WORLDWIDE CORP	6% 01 DEC 2016	7,544	3,328
XEROX CORP	6.4% 15 MAR 2016	12,630	9,816
XEROX CORP	9.75% 15 JAN 2009	4,560	4,325
XEROX CORP	7.625% 15 JUN 2013	1,258	1,008
XEROX CORP	5.5% 15 MAY 2012	2,477	2,109
XEROX CORP	5.65% 15 MAY 2013	3,590	2,845
XL CAP LTD	5.25% 15 SEP 2014	6,468	3,747
XTO ENERGY INC	4.9% 01 FEB 2014	13,250	12,612
YUM BRANDS INC	6.875% 15 NOV 2037	1,276	1,517
ZIONS BANCORP	5.5% 16 NOV 2015	3,195	2,279

			6,063,237

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2008

	Registered Investment Companies

*	PIMCO FDS PAC INV MGMT	Private Acct Portfolio	128,367	113,042
*	PIMCO FDS PAC INVT MGMT SER	Short Term Portfolio Instl Cl	297,000	238,306
*	PIMCO FDS PAC INVT MGMT SER	U S Govt Sector Port Instl Cl	640	574
*	PIMCO FDS PAC INVT MGMT SER	Mtg Portfolio Instl Cl	25,623	24,528
*	PIMCO FDS PAC INVT MGMT SER	Emerging Mkts Portfolio	56,764	41,868
*	PIMCO FDS PAC INVT MGMT SER	Intl Portfolio Instl Cl	111,928	105,543
*	PIMCO FDS PAC INVT MGMT SER	Invt Grade Corp Port Instl Cl	380,309	354,764

				878,625

	Benefit Responsive Interest Rate Wrapper Contracts

*	AEGON INSTITUTIONAL MARKETS	Open Ended Maturity	—	14,678
*	BANK OF AMERICA NT & SA	Open Ended Maturity	—	15,708

				30,387

	Synthetic Guaranteed Investment Contracts (contract value equals $13,017,344)			$13,551,910

Commingled Investments:

*	INTERNATIONAL EAFE EQUITY INDEX FUND	Commingled Investments	—	1,396,409
*	S&P 500 FLAGSHIP FUND	Commingled Investments	—	2,862,574
*	SMALL CAP FUND	Commingled Investments	—	846,072

	Commingled Investments			$5,105,055

Registered Investment Companies:

	TARGET RETIREMENT 2020 FD	Registered Investment Company	—	2,488
	TARGET RETIREMENT 2025 FD	Registered Investment Company	—	10,381
	TARGET RETIREMENT 2030 FD	Registered Investment Company	—	1,736
	TARGET RETIREMENT 2035 FD	Registered Investment Company	—	10,198
	TARGET RETIREMENT 2040 FD	Registered Investment Company	—	11,181
	TARGET RETIREMENT 2045 FD	Registered Investment Company	—	6,171
	TARGET RETIREMENT 2050 FD	Registered Investment Company	—	8,412
	TARGET RETIREMENT 2110 FD	Registered Investment Company	—	485
	VANGUARD CHESTER FDS	Registered Investment Company	—	1,698
	VANGUARD CHESTER FDS	Registered Investment Company	—	27,544

	Registered Investment Companies			$80,293

*	Participant Loans	Interest Rates Range from 5% to 11%		$3,806,521

	Collateral Held on Loaned Securities
*	QUALITY D SHORT-TERM INVESTMENT FUND			$1,872,925

	Total Investments			$34,662,974

*	Party-in-interest

**	While the Stable Income Fund, General Equity Fund and Composite Fund investment options are participant-directed, investments these funds are considered non-participant-directed for purposes of reporting within this schedule. All other investments are considered to be participant directed, for which cost information is not required to be reported.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2008	Schedule II

					Current Value
					of Asset on
		Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or (Loss)

State Street Bank and Trust Company
Short-Term Investment Fund	Interest-bearing cash	$12,728,583	$11,831,226	$11,831,226	$11,831,226	$—

United States Treasury	U.S. government securities	1,537,724	1,541,126	1,529,517	1,541,126	11,609

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN
Date: June 29, 2009	By:	/s/ Robert M. Davis
Robert M. Davis
Member of the Administrative Committee